     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 2001

                                                    REGISTRATION NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              ---------------------
                               USA NETWORKS, INC.
             (Exact name of Registrant as specified in its Charter)

            Delaware                          4833                  59-2712887
(State or other jurisdiction of   (Primary Standard Industrial  (I.R.S. Employer
 incorporation or organization)   Classification Code Number)    Identification
                                                                     Number)

                              ---------------------

                 152 West 57th Street, New York, New York 10019
                                 (212) 314-7300

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              ---------------------

                            Julius Genachowski, Esq.
                    Senior Vice President and General Counsel
                               USA Networks, Inc.
                              152 West 57th Street
                               New York, NY 10019
                                 (212) 314-7300

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              ---------------------
                                  with copy to:

                              J. D. Weinberg, Esq.
                               Covington & Burling
                           1330 Avenue of the Americas
                            New York, New York 10019

                              ---------------------

         Approximate Date of Commencement of Proposed Sale to the Public: At such time or times after the effective date of this registration statement as the selling security holders shall determine.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]


         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box: [ ]

                              ---------------------

                         CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------
                                                       Proposed               Proposed
        Title Of                                        Maximum                Maximum
     Each Class Of               Amount                Offering               Aggregate              Amount Of
       Securities                 To Be                Price Per              Offering             Registration
    To Be Registered           Registered               Unit(1)               Price(1)                  Fee
-----------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share                 3,251,000               $ 22.55             $ 73,310,050            $ 18,327.51
-----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average high and low sales prices as reported on the Nasdaq National Market on August 23, 2001.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. This prospectus is included in a registration statement that USA Networks, Inc. filed with the Securities and Exchange Commission. The selling stockholders cannot sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED AUGUST 27, 2001

                               USA Networks, Inc.

                                ----------------

                             Up to 3,251,000 Shares

                                  Common Stock

                                -----------------

         The up to 3,251,000 shares of our common stock offered by this prospectus are issuable by us in connection with our acquisition of National Leisure Group, Inc., referred to in this prospectus as NLG. The exact number of shares being offered will be determined at the time of the closing of the acquisition. Of the shares of common stock being offered, 552,000 are issuable upon the exercise of warrants issuable by us in connection with the acquisition. All the shares of our common stock offered by this prospectus may be sold from time to time by or on behalf of specified stockholders of USA Networks, Inc. See "Selling Stockholders" on Page 11 and "Plan of Distribution" on Page 13. In connection with our acquisition of NLG, we agreed to register the shares of our common stock offered by this prospectus. We will receive the cash exercise price of the warrants to the extent that they are exercised for cash. We will not, however, receive any of the proceeds from the sale of the shares by the selling stockholders. USA Networks, Inc. is referred to in this prospectus as USA.

         The selling stockholders may offer, sell, contract to sell or otherwise dispose of the shares under this prospectus from time to time only through trades executed at prevailing market prices (excluding any discount or commission received by the brokers through which such trade is effected) obtainable at the time of such offer, sale, contract to sell or other disposition of the shares through brokers, acting as principal or agent, in transactions on the Nasdaq National Market or such other national securities on which our common stock then listed or traded. See "Plan of Distribution" on Page 13.

         USA's common stock is listed on the Nasdaq National Market under the trading symbol "USAI." On August 24, 2001, the closing price of the common stock was $23.16 per share.

         INVESTING IN USA'S COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6 FOR MORE INFORMATION.

                              ---------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                             ----------------------

                 The date of this prospectus is      , 2001

                       WHERE YOU CAN FIND MORE INFORMATION

         USA files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that USA files with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference rooms at the following locations:

                              Public Reference Room
                             450 Fifth Street, N.W.
                                    Room 1024
                             Washington, D.C. 20549

                            New York Regional Office
                              7 World Trade Center
                                   Suite 1300
                            New York, New York 10048

                             Chicago Regional Office
                                 Citicorp Center
                             500 West Madison Street
                                   Suite 1400
                          Chicago, Illinois 60661-2511

         Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at "http://www.sec.gov." Reports, proxy statements and other information pertaining to USA are also available for inspection at the offices of The Nasdaq Stock Market, which is located at 1735 K Street, N.W., Washington, D.C. 20006.

         USA filed a registration statement on Form S-3 to register with the Securities and Exchange Commission the USA common stock to be sold by the selling stockholders. This prospectus is a part of that registration statement. As allowed by Securities and Exchange Commission rules, this prospectus does not contain all the information you can find in USA's registration statement or the exhibits to the registration statement.

         The Securities and Exchange Commission allows USA to "incorporate by reference" information into this prospectus, which means that USA can disclose important information to you by referring you to other documents filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in this prospectus.

         This prospectus incorporates by reference the documents set forth below that

USA has previously filed with the Securities and Exchange Commission. These documents contain important business and financial information about USA.


USA SEC FILINGS (FILE NO. 0-20570)          PERIOD
----------------------------------          ------

Annual Report on Form 10-K                  Year ended December 31, 2000.

Quarterly Reports on Form 10-Q              Quarters ended March 31, 2001 and
                                            June 30, 2001.

Current Reports on Form 8-K                 Filed on January 10, 2001, February
                                            1, 2001, March 6, 2001, April 25,
                                            2001, June 6, 2001, June 7, 2001,
                                            June 27, 2001, July 16, 2001, July
                                            23, 2001 and July 25, 2001.

         USA also incorporates by reference additional documents that may be filed with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, referred to in this prospectus as the Exchange Act, between the date of this prospectus and prior to the time all of the securities offered by this prospectus are sold. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         If you are a USA stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through USA, the Securities and Exchange Commission or the Securities and Exchange Commission's Internet web site as described above. Documents incorporated by reference are available from USA without charge, excluding all exhibits, except that if USA has specifically incorporated by reference an exhibit in this prospectus, such exhibit will also be provided without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from USA at the following address:

                               USA Networks, Inc.
                              152 West 57th Street
                               New York, NY 10019
                          Attention: Investor Relations
                                 (212) 314-7400

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This
prospectus is dated      , 2001. You should not assume that the information
contained in this prospectus is accurate as of any date other than that date.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus and the other documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans and objectives of management, markets for USA stock and other matters. Statements in this prospectus and the other documents incorporated by reference in this prospectus that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and
Section 27A of the Securities Act of 1933, referred to in this prospectus as the Securities Act. Forward-looking statements, including, without limitation, those relating to USA's future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, wherever they occur in this prospectus and the documents incorporated by reference, are necessarily estimates reflecting the best judgment of the senior management of USA and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this prospectus and the documents incorporated by reference. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

         o material adverse changes in economic conditions generally or in the markets served by USA;
         o a significant delay in the expected closing of the acquisition of Expedia, Inc. described under "Recent Developments";
         o        material changes in inflation;
         o future regulatory and legislative actions affecting USA's operating areas;
         o        competition from others;
         o        product demand and market acceptance;
         o the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms;
         o the ability to expand into and successfully operate in foreign markets; and
         o        obtaining and retaining skilled workers and key executives.

         The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the other documents incorporated by reference in this prospectus, including, but not limited to, USA's December 31, 2000 Annual Report on Form 10-K, including any amendments, and USA's March 31, 2001 and June 30, 2001 Quarterly Reports on Form 10-Q, including any amendments. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this prospectus. USA does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.


                                  RISK FACTORS

         USA DEPENDS ON ITS KEY PERSONNEL

         USA is dependent upon the continued contributions of its senior corporate management, particularly Barry Diller, and certain key employees for its future success. Mr. Diller is the Chairman of the Board and Chief Executive Officer of USA. Mr. Diller does not have an employment agreement with USA, although he has been granted options to purchase a substantial number of shares of USA common stock.

         If Mr. Diller no longer serves in his positions at USA, the business of USA, as well as the market price of USA common stock, could be substantially adversely affected. In addition, under the terms of a governance agreement, dated as of October 19, 1997, referred to in this prospectus as the governance agreement, among Universal Studios, Inc., referred to in this prospectus as Universal Studios, HSN, Inc. (now USA), Mr. Diller and Liberty Media Corporation, referred to in this prospectus as Liberty Media, if Mr. Diller no longer serves as Chief Executive Officer of USA, then certain restrictions on Universal Studios' conduct will be eliminated, and Universal Studios' ability to increase its equity interest in USA will be accelerated. Due to current regulatory restrictions of the Federal Communications Commission on foreign ownership and on the ability of Liberty Media and Universal Studios, which is owned by Vivendi Universal S.A., to exercise voting control over entities that hold broadcast licenses, in the event that Mr. Diller were no longer Chief Executive Officer of USA, became disabled or otherwise no longer exercised control over USA, USA would be required either to divest itself of its broadcast licenses, if any, so that Universal Studios and Liberty Media could exercise control over USA or otherwise enter into arrangements relating to the control of USA in compliance with Federal Communications Commission law. We cannot assure you that USA will be able to retain the services of Mr. Diller or any other members of senior management or key employees of USA.

         USA IS CONTROLLED BY MR. DILLER AND IN HIS ABSENCE, WILL BE CONTROLLED BY VIVENDI UNIVERSAL AND LIBERTY MEDIA

         Mr. Diller, through entities he controls, currently beneficially owns or has the right to vote 100% of the shares of USA Class B common stock, par value $.01 per share, which is sufficient to control the outcome of any matter submitted to a vote or for the consent of USA shareholders with respect to which holders of USA common stock and USA Class B common stock vote together as a single class. As of July 31, 2001 (but without giving effect to the issuance of any USA securities upon exercise of options held by Mr. Diller or upon exchange of shares of USANi LLC or Home Shopping Network, Inc.), Mr. Diller owns or has the right to vote approximately 14.5% of the outstanding USA common stock, 100% of the outstanding USA Class B common stock and 71.6% of the outstanding total voting power of USA common stock and USA Class B common stock. Mr. Diller, subject to the terms of a stockholders agreement, dated as of October 19, 1997, among Universal Studios, Liberty Media, Mr. Diller, USA and The Seagram

Company Ltd. (now controlled by Vivendi Universal S.A.), referred to in this prospectus as the Stockholders Agreement, effectively controls the outcome of all matters submitted to a vote or for the consent of USA shareholders (other than with respect to the election by the holders of USA common stock of 25% of the members of the board of directors of USA (rounded up to the nearest whole number) and certain matters as to which a separate class vote of the holders of USA common stock is required under Delaware law).

         Under the Stockholders Agreement, Mr. Diller, Universal Studios and Liberty Media have agreed that USA securities owned by any of Mr. Diller, Universal Studios, Liberty Media and certain of their affiliates will not be voted in favor of the taking of any action with respect to certain fundamental changes relating to USA, except with the consent of each of Mr. Diller, Universal Studios and Liberty Media. Accordingly, in respect of these matters, each of Mr. Diller, Universal Studios and Liberty Media has the ability to veto, in his or its sole discretion, the taking of any action with respect to these matters. In addition, we cannot assure you that Mr. Diller, Universal Studios and Liberty Media will agree in the future on any such transaction or action, in which case USA would not be able to engage in such transaction or take such action.

         In addition to the specific requirements of the Stockholders Agreement, the existence of a controlling shareholder of USA may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding USA securities. A third party would be required to negotiate any such transaction with Mr. Diller, Universal Studios and Liberty Media, and the interests of any one or more of such persons as shareholders may be different from the interests of other USA shareholders.

         Upon Mr. Diller's permanent departure from USA, USA may change in various fundamental respects. For example, generally, Vivendi Universal, through Universal Studios, would be able to control USANi LLC, through which a substantial portion of USA's businesses are owned, and also would have the ability to seek to cause a spinoff or other disposition of USA's broadcast businesses, if any, after which Vivendi Universal could directly control USA. USA currently is in the process of selling its broadcast stations and, upon such sale, there would no longer be any foreign ownership restrictions on the ability of Vivendi Universal to control USA. In addition, Universal Studios and Liberty Media have certain agreements relating to the management and governance of USA, as well as the voting and disposition of their shares of USA stock.


                                   THE COMPANY

         USA is a company focused on the new convergence of entertainment, information and direct selling. USA is organized within two groups, the Entertainment Group and the Interactive Group, comprised of interrelated business divisions that include the following assets: USA Entertainment's USA Network, SCI FI Channel, TRIO, NWI, Crime, Studios USA and USA Films; and USA Interactive's Home Shopping Network, HSN International, HSN Interactive, Ticketmaster, which operates Citysearch and Match.com, Hotel Reservations Network, Electronic Commerce Solutions, Styleclick and Precision Response Corporation. USA's website is located at www.usanetworks.com. USA's company headquarters are located at 152 West 57th Street, New York, New York 10019. USA's telephone number is (212) 314-7300.


                               RECENT DEVELOPMENTS

         Effective as of July 15, 2001, USA entered into an Amended and Restated Agreement and Plan of Recapitalization and Merger, referred to in this prospectus as the Expedia merger agreement, to acquire a controlling interest in Expedia, Inc., a leading provider of branded online travel services for leisure and small business travelers. Expedia, Inc. is referred to in this prospectus as Expedia. Under the Expedia merger agreement, USA will issue as many as 28,533,750 shares of USA common stock, 13,125,000 shares of USA convertible redeemable preferred stock and warrants to acquire up to 16,965,000 shares of USA common stock. Each share of USA convertible redeemable preferred stock has a face value of $50.00, a 1.99% annual dividend payable and an initial conversion price of $33.75 for each share of USA common stock, which conversion price decreases as the market price of USA common stock exceeds $35.10 per share. The USA convertible redeemable preferred stock, when issued, will be senior in rank to the USA common stock offered by this prospectus with respect to dividends and distributions upon a liquidation of USA. For more detailed information about the USA convertible preferred stock, you may refer to our registration statement on Form S-4 filed with the Securities and Exchange Commission on August 22, 2001, as it may be subsequently amended or supplemented, and referred to in this prospectus as the Form S-4. Each USA warrant has a 7-year term and entitles its holder to acquire a share of USA common stock at an exercise price of $35.10 per share. In addition, immediately prior to the merger, USA will contribute to Taipei, Inc., its wholly-owned subsidiary that will merge with and into Expedia in the merger, the following assets:

o NLG OPTION -- a two-year option to acquire, at USA's purchase price, all of the outstanding equity of NLG;

o TRAVEL CHANNEL OPTION -- a two-year option to purchase one third of USA's initial equity interest in a travel channel that USA is currently developing at an exercise price equal to one-third of the development costs USA incurs, plus interest, up to the date of exercise; and

o USA MEDIA, LLC -- all of the outstanding equity of USA Media, LLC, which has as its sole assets the right, at no cost to USA Media, to advertising, marketing and promotion time, valued at $15 million for each of the next five years, on the various media outlets owned by USA or its controlled subsidiaries.

         Following the consummation of the transactions contemplated by the Expedia merger agreement, USA will own approximately 68% to 76% of the equity and in excess of 90% of the voting power of Expedia, based on the number of shares of Expedia common stock outstanding on July 13, 2001 and after giving effect to the transactions, and Microsoft will own approximately 3% to 5% of the equity of USA, depending on pro ration. The closing of the Expedia transaction is expected to take place during the fourth quarter of USA's fiscal year. It is subject to customary closing conditions, including the approval of Expedia shareholders. Microsoft Corporation, now Expedia's controlling shareholder, has agreed to vote all of its shares in favor of the transactions contemplated by the Expedia merger agreement. There can be no assurances that the Expedia merger will be consummated or when it will be consummated.

         For more detailed information about the Expedia merger agreement and the transactions contemplated by the Expedia merger agreement, you may refer to the Form S-4.

         For financial information about the Expedia merger, you may refer to the unaudited pro forma combined condensed financial statements included in the back of this prospectus that have been prepared to give effect to the acquisition by USA of Expedia as well as other transactions completed by USA during the twelve months ended December 31, 2000 and during the six months ended June 30, 2001. These unaudited pro forma combined condensed financial statements should be read in conjunction with the separate historical financial statements and accompanying notes of USA that are incorporated by reference in this prospectus. You should not rely on the unaudited pro forma financial information as an indication of the results of operations or financial position that would have been achieved if the transactions had taken place earlier or of the results of operations or financial position of USA after the completion of the Expedia acquisition and the other transactions included in such pro forma financial information. In addition, for historical financial information about Expedia, you may refer to the Expedia historical financial statements and accompanying notes included in the back of this prospectus.

                                 USE OF PROCEEDS

         USA will not receive any proceeds from the sale of the shares by the selling stockholders. USA will receive the cash exercise price of the warrants held by the selling stockholders as described herein to the extent such warrants are exercised for cash. The holders of the warrants are not obligated to exercise the warrants, and there can be no assurance that the holders will choose to exercise the warrants in whole or in part. We intend to apply any net proceeds we receive from the exercise of the warrants to augment our working capital and for general corporate purposes.


                        DESCRIPTION OF USA CAPITAL STOCK

         Set forth below is a description of USA's capital stock. The following statements are brief summaries of, and are subject to the provisions of, USA's certificate of incorporation and bylaws and the relevant provisions of the Delaware General Corporation Law.

         As of the date of this prospectus, the authorized capital stock of USA consists of 1,600,000,000 shares of USA common stock, par value $0.01 per share, 400,000,000 shares of USA Class B common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share.

USA COMMON STOCK AND USA CLASS B COMMON STOCK

         As of July 20, 2001, there were 312,613,952 shares of USA common stock outstanding held of record by approximately 37,000 stockholders and 63,033,452 shares of USA Class B common stock outstanding held of record by six stockholders. Upon consummation of the Expedia merger, additional shares of USA common stock will be outstanding. See "Recent Developments" on page 8.

         With respect to matters that may be submitted to a vote or for the consent of the USA stockholders, including the election of directors, each holder of USA Class B common stock is entitled to ten votes for each share of USA Class B common stock held and will vote together with the holders of USA common stock as a single class. Each holder of USA common stock is entitled to one vote for each share of USA common stock held. Notwithstanding the foregoing, the holders of USA common stock, acting as a single class, are entitled to elect 25% of the total number of directors, and, in the event that 25% of the total number of directors shall result in a fraction of a director, then the holders of USA common stock, acting as a single class, are entitled to elect the next higher whole number of directors.

         Shares of USA Class B common stock are convertible into shares of USA common stock at the option of the holder thereof at any time on a share-for-share basis. Such conversion ratio will in all events be equitably preserved in the event of any recapitalization of USA by means of a stock dividend on, or a stock split or combination of, outstanding USA common stock or USA Class B common stock, or in the event of any merger, consolidation or other reorganization of USA with another corporation. Upon the conversion of USA Class B common stock into shares of USA common stock, those shares of USA Class B common stock will be retired and will not be subject to reissue. Shares of USA common stock are not convertible into shares of USA Class B common stock.

         In all other respects, the USA common stock and the USA Class B common stock are identical. The holders of USA common stock and the holders of USA Class B common stock are entitled to receive, share for share, such dividends as may be declared by USA's board of directors out of funds legally available therefore. In the event of a liquidation, dissolution, distribution of assets or winding-up of USA, the holders of USA common stock and the holders of USA Class B common stock are entitled to share ratably in all the assets of USA available for distribution to its stockholders, after the rights of the holders of the USA preferred stock, if any, have been satisfied.

         In connection with its acquisition of Studios USA from Universal Studios, USA granted to Universal Studios and Liberty Media preemptive rights which generally provide that each of Universal Studios and Liberty Media may elect to purchase a number of shares of USA stock, or shares of a subsidiary of USA exchangeable for shares of USA stock, referred to in this prospectus as LLC shares, so that the percentage equity interest such entity owned of USA after its acquisition of Studios USA will be the same as before such acquisition, in each case, assuming the exchange of all LLC shares owned by Universal Studios and Liberty Media and shares of Home Shopping Network owned by a subsidiary of Liberty Media. The purchase price for shares of USA stock pursuant to a preemptive right election is the fair market value of the USA stock, or LLC share, purchased. Subject to specified limits set forth in the governance agreement, Universal Studios may elect to receive shares of USA common stock or USA Class B common stock in connection with a preemptive exercise, or LLC shares exchangeable for shares of USA stock; Liberty Media's preemptive exercises are for USA common stock only, or LLC shares exchangeable for shares of USA common stock.

         The USA certificate of incorporation provides that there can be no stock dividends or stock splits or combinations of stock declared or made on USA common stock or USA Class B common stock unless the shares of USA common stock and USA Class B common stock then outstanding are treated equally and identically.

                              SELLING STOCKHOLDERS

         The following table sets forth (1) the maximum number of shares of USA common stock that will be beneficially owned by each of the selling stockholders immediately following USA's acquisition of NLG; (2) the percentage of outstanding shares of USA common stock represented by that number of shares; and
(3) the number of shares of USA common stock registered for sale hereby, in each case assuming the full 3,251,000 shares which may be offered hereby are issued by us to them at that time. No estimate can be given as to the number of shares that will be held by the selling stockholders after this offering is completed because the selling stockholders may sell all or only some of their shares pursuant to the offering under this prospectus. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.


                                                             Number of         Percentage of    Number of
                                                             Shares             Outstanding     Shares
                                                             Beneficially         Shares        Registered
Name of Selling Stockholder                                  Owned(1)              Owned        Hereby(2)
---------------------------                                  --------              -----        ---------
General Catalyst Group, LLC (3)                                   345,850            *               345,850
Entities affiliated with SOFTBANK Corp. (4)                     2,125,291            *             2,125,291
F.C. Capital Partners, LLC (5)                                    267,692            *               267,692
The Leisure Company                                               390,120            *               390,120
Monitor Clipper Equity Partners (Foreign) L.P. (6)                 83,689            *                13,314
Monitor Clipper Equity Partners L.P. (6)                           83,689            *                70,375
Berkshire Fund V Limited Partnership (7)                           34,871            *                32,429
Berkshire Investors, LLC (7)                                       34,871            *                 2,442
RGIP, LLC                                                           3,487            *                 3,487
                                                                                                   ---------
TOTAL                                                                                              3,251,000

----------

(1) The number of shares beneficially owned is subject to adjustment and will not be finally determined until the closing of the acquisition.

(2) The registration statement of which this prospectus forms a part will also cover any additional shares of USA common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction.

(3) General Catalyst Partners, LLC is the managing member of General Catalyst Group, LLC. Joel Cutler and David Fialkow are the sole members of the Board of Managers of General Catalyst Partners, LLC.

(4) Includes 1,062,611 shares of USA common stock held by SOFTBANK Capital Partners LP, 1,044,339 shares held by SOFTBANK Capital LP and 18,341 shares held by SOFTBANK Capital Advisors Fund LP. SOFTBANK Capital Partners LLC is the sole general partner of each of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP and may be regarded as the beneficial owner of securities held by each of them. Pursuant to the Limited Liability Company Agreement of SOFTBANK Capital Partners LLC, investment decisions by SOFTBANK Capital Partners LLC must be approved by SOFTBANK Capital Partners Investment Inc., its investment member, and by either Mr. Ronald D. Fisher or Mr. Charles R. Lax, its managers. As a result, SOFTBANK Capital Partners Investment Inc., Mr. Ronald D. Fisher and Mr. Charles R. Lax share voting power and investment power over securities beneficially owned by SOFTBANK Capital Partners LLC and therefore may be regarded as beneficial owners of such securities. SOFTBANK Capital Partners Investment Inc. is a wholly owned subsidiary of SOFTBANK Holdings Inc., which in turn is a wholly owned subsidiary of SOFTBANK Corp. Mr. Masayoshi Son is the President and Chief Executive Officer of SOFTBANK Corp. and owned approximately a 37.2% interest in SOFTBANK Corp. as of March 31, 2001. Accordingly, securities beneficially owned by SOFTBANK Capital Partners Investment Inc. may be deemed beneficially owned by SOFTBANK Holdings Inc., SOFTBANK Corp. and Mr. Masayoshi Son. Each of SOFTBANK Capital Partners LLC, SOFTBANK Capital Partners Investment Inc., Mr. Ronald D Fisher, Mr. Charles R. Lax, SOFTBANK Holdings Inc., SOFTBANK Corp. and Mr. Masayoshi Son disclaims beneficial ownership of the USA common stock except to the extent of its or his pecuniary interest therein.

(5) Mr. Cutler and Mr. Fialkow are the managing members of F.C. Capital Partners, LLC.

(6) Includes 70,375 shares held by Monitor Clipper Equity Partners, L.P. and 13,314 shares held by Monitor Clipper Equity Partners (Foreign), L.P. Monitor Clipper Partners, L.P. is the sole general partner of Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P., and MCP GP, Inc., is the sole general partner of Monitor Clipper Partners, L.P. Monitor Clipper Equity Partners, L.P. disclaims beneficial ownership of the 13,314 shares held by Monitor Clipper Equity Partners (Foreign), L.P. and Monitor Clipper Equity Partners (Foreign), L.P. disclaims beneficial ownership of the 70,375 shares held by Monitor Clipper Equity Partners, L.P.

(7) Includes 2,442 shares held by Berkshire Investors, LLC and 32,429 shares held by Berkshire Fund V Limited Partnership. Certain principals of Berkshire Partners, LLC are managing directors of Berkshire Investors, LLC. Fourth Berkshire Associates, LLC is the general partner of Berkshire Fund V Limited Partnership. Certain principals of Berkshire Partners, LLC are members of Fourth Berkshire Associates, LLC. Berkshire Investors, LLC disclaims beneficial ownership of the 32,429 shares held by Berkshire Fund V Limited Partnership and Berkshire Fund V Limited Partnership disclaims beneficial ownership of the 2,442 shares held by Berkshire Investors, LLC.

* Represents beneficial ownership of less than 1% of the outstanding shares of USA.

          Each of the selling stockholders was a stockholder of NLG prior to USA's acquisition of NLG. None of the selling stockholders has had a material relationship with USA or its affiliates within the past three years, other than as a result of the ownership of the shares or other securities of USA.

                              PLAN OF DISTRIBUTION

         We are registering this offering of shares on behalf of the selling stockholders, and we have agreed to use commercially reasonable efforts to cause this registration statement to remain effective until the earlier to occur of the first anniversary of the closing of our acquisition of NLG and the sale of all of the securities by the selling stockholders pursuant to the offering under this prospectus. We will pay all costs, expenses and fees related to such registration, including all registration and filing fees, printing expenses, fees and disbursements of our counsel and independent public accountants, blue sky fees and expenses, fees of the National Association of Securities Dealers, Inc., and fees of transfer agents and registrars. The selling stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of their shares.

         Although none of the selling stockholders has advised us of the manner in which it currently intends to sell its shares, whether pursuant to this prospectus or otherwise, the selling stockholders may choose to sell all or a portion of such shares from time to time in the manner described herein. The selling stockholders will act independently of USA in making decisions with respect to the timing and size of each sale pursuant to this prospectus. In accordance with the terms of the acquisition agreement, beginning on the closing date of the acquisition of NLG, USA will issue to the selling stockholders an aggregate of 200,000 shares of USA common stock on each business day on which USA common stock is traded on the Nasdaq National Market until all shares required to be distributed under the acquisition agreement have been distributed to the selling stockholders.

         The sole method by which the shares may be offered, sold, contracted to sell or otherwise disposed of by the selling stockholders under this prospectus is through trades executed at prevailing market prices (excluding any discount or commission received by the brokers through which such trade is effected) obtainable at the time of such offer, sale, contract to sell or other disposition through brokers, acting as principal or agent, in transactions on the Nasdaq National Market or such other national securities on which the USA common stock is then listed or traded. The selling stockholders may also sell all or a portion of the shares covered by this prospectus in accordance with Rule 144 and Rule 145 under the Securities Act or in private sales in accordance with the Securities Act, rather than pursuant to this prospectus.

         The term "selling stockholders" includes permitted assignees of the selling stockholders under the registration rights agreement, dated as of July 14, 2001, by and among USA and each of the selling stockholders. A permitted assignee is a person who:

o has been transferred shares covered by this prospectus from a selling stockholder with the prior written consent of the parties to the registration rights agreement,

o is a member of a selling stockholder's "holder group," as defined in the registration rights agreement, or

o        is a "charity," as defined in the registration rights agreement,

provided such person, member or charity has agreed in writing with the selling stockholders and USA to be bound by and comply with all the provisions of the registration rights agreement, and provided, further, that USA has received a written acknowledgement and agreement from such person, member or charity that is in form and substance reasonably satisfactory to USA that such person, member or charity agrees to be bound with respect to the transferred shares covered by this prospectus to all the provisions of the registration rights agreement and that such person, member or charity is bound by and a party to the registration rights agreement. Persons who are members of a selling stockholder's holder group include:

o     the selling stockholder,

o     a selling stockholder's spouse, parents, siblings and lineal descendants,

o     a trust for the benefit of any of the foregoing,

o any individual, corporation, partnership, trust, other entity or group (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), directly or indirectly controlling, controlled by or under common control with such selling stockholder, members of such selling stockholder's immediate family and lineal descendants or trusts for the benefit of any of the foregoing, and

o upon the death of the selling stockholder, the selling stockholder's estate, executors, administrators and personal representatives, and heirs, legatees and distributees, except that a selling stockholder's parent or parents shall only be considered to be a member of such selling stockholder's "holder group", as defined in the registration rights agreement, if the selling stockholder offers, sells, contracts to sell or otherwise disposes of any shares of USA common stock covered by this prospectus to such parent, and then, the parent shall only be considered a member of such selling stockholder's holder group with respect to such shares.

         No selling stockholder may offer, sell, contract to sell or otherwise dispose of any of its rights or obligations under the registration rights agreement to any person other than an affiliate of such selling stockholder; provided that limited partners or members of any such selling stockholder are not deemed to be affiliates of such selling stockholder, unless such limited partner or member is also an affiliate of such selling stockholder in a capacity other than as a limited partner or member of such selling stockholder.

         Offers to purchase shares may also be solicited by agents designated by the selling stockholders from time to time. Underwriters or other agents participating in an offering made pursuant to this prospectus, as amended or supplemented from time to time, may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers. In addition, brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees. The selling stockholders and any underwriters, brokers or dealers involved in the sale of the common stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of the common stock as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

         The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specified liabilities, including liabilities arising under the Securities Act. USA and the selling stockholders have agreed in the registration rights agreement to indemnify specified persons, including an indemnification by USA of "underwriters", against specified liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.


                                  LEGAL MATTERS

         The legality of USA common stock offered by this prospectus will be passed upon for USA by Joanne Hawkins, our Associate General Counsel.


                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and financial statement schedule of USA, as set forth in their report, included in USA's Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this prospectus. USA's financial statements and financial statement schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         The consolidated financial statements of Expedia, Inc. and its subsidiaries as of June 30, 2001 and 2000 and for each of the three years in the period ended June 30, 2001, included in this registration statement and the related financial statement schedule included in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                      USA NETWORKS, INC. AND SUBSIDIARIES


                                                                           PAGE


Unaudited Pro Forma Combined Condensed
Financial Statements.....................................................   F-2



                         EXPEDIA, INC. AND SUBSIDIARIES


                                                                           PAGE

Independent Auditors' Report.............................................   F-9
Consolidated Statements of Operations and Comprehensive Loss.............  F-10
Consolidated Balance Sheets..............................................  F-11
Consolidated Statements of Changes in Stockholders' Equity...............  F-12
Consolidated Statements of Cash Flows....................................  F-13
Notes to Consolidated Financial Statements...............................  F-14
Schedule II..............................................................  F-32

         UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS OF

                                      USA

    The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the acquisition by USA of Expedia as well as other transactions completed by USA during the twelve months ended
December 31, 2000 and during the six months ended June 30, 2001. USA will account for its acquisition of Expedia under the purchase method of accounting. The other transactions made by USA in 2000 and 2001 include:

    (1) on April 5, 2000, USA acquired Precision Response Corporation ("PRC"), a leader in outsourced customer care for both large corporations and high growth internet-focused companies;

    (2) on July 27, 2000, USA and Styleclick.com Inc., completed the merger of Internet Shopping Network and Styleclick.com ("STYLECLICK"), forming a new company named Styleclick, Inc.; and

    (3) on January 31, 2001, Ticketmaster Online-Citysearch, Inc. ("TMCS") and Ticketmaster Corporation ("TM"), both of which are subsidiaries of USA, completed a transaction which combined the two companies.

    The pro forma combined condensed financial statements of USA reflect some assumptions regarding the transactions and are based on the historical financial statements of USA and the historical financial statements of Expedia, which follow these pro forma combined financial statements of USA, and the pro forma financial statements of Expedia, as set forth in the Form S-4. The combined condensed financial statements of USA, including the notes accompanying them, are qualified in their entirety by reference to, and should be read in conjunction with, USA's and Expedia's audited and unaudited financial statements, including the notes accompanying them, which are contained or incorporated by reference in this prospectus, and Expedia's pro forma combined condensed financial statements, which are set forth in the Form S-4.

    The pro forma combined condensed balance sheet as of June 30, 2001 gives effect to the acquisition of Expedia as if it had occurred on June 30, 2001.

    The pro forma combined condensed statement of operations for the six months ended June 30, 2001 reflects USA's and Expedia's unaudited statements of operations for the six months ended June 30, 2001, adjusted for the pro forma effects of the acquisition of Expedia, as well as the completion of the other USA transactions listed above, as if such transactions had occurred as of January 1, 2000.

    The pro forma combined condensed statement of operations for the year ended December 31, 2000 reflects USA's audited statements of operations for the year ended December 31, 2000 and Expedia's results for the twelve months ended December 31, 2000, derived from the audited statement of operations for the year ended June 30, 2000 and the unaudited statement of operations for the six months ended December 31, 2000, adjusted for the pro forma effects of the acquisition of Expedia, as well as the completion of the other transactions listed above, as if such transactions had occurred as of January 1, 2000.

    USA is in the process of evaluating the fair value of Expedia's assets acquired and liabilities assumed in order to make a final allocation of the excess purchase price, including allocation to intangibles other than goodwill. Accordingly, the purchase accounting information is preliminary and has been made solely for the purpose of developing such unaudited pro forma combined condensed financial information. Statement of Financial Accounting Standards
No. 142, "Goodwill and Other Intangible Assets," provides that goodwill resulting from a business combination completed subsequent to June 30, 2001 will not be amortized but instead is required to be tested for impairment at least annually.

    THE PRO FORMA COMBINED CONDENSED BALANCE SHEET AND STATEMENTS OF OPERATIONS ARE NOT NECESSARILY INDICATIVE OF THE RESULTS OF OPERATIONS OR FINANCIAL POSITION, WHICH ACTUALLY WOULD HAVE BEEN REPORTED HAD THESE TRANSACTIONS OCCURRED AS OF JUNE 30, 2001 OR AS OF JANUARY 1, 2000, NOR ARE THEY NECESSARILY INDICATIVE OF USA'S FUTURE FINANCIAL RESULTS OF OPERATIONS.

                               USA NETWORKS, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                 JUNE 30, 2001

                                 (IN THOUSANDS)

                                                                                                        USA
                                                                                    PRO FORMA        PRO FORMA
                                                            USA       EXPEDIA(1)   ADJUSTMENTS       COMBINED
                                                        -----------   ----------   -----------      -----------
ASSETS
Current Assets:
Cash and short-term investments.......................  $   632,316    $182,161                     $   814,477
Restricted cash.......................................        3,173          --                           3,173
Marketable securities.................................      101,334          --                         101,334
Accounts and notes receivable, net....................      727,494      29,716                         757,210
Inventories, net......................................      388,312          --                         388,312
Other.................................................      184,207      41,812                         226,019
                                                        -----------    --------    ----------       -----------
    Total current assets..............................    2,036,836     253,689            --         2,290,525

Property, plant and equipment, net....................      426,805      16,778                         443,583
Intangible assets including goodwill, net.............    7,419,236     118,079    $1,521,857 (2)     8,941,093
                                                                                     (118,079)(8)
Cable distributions fees, net.........................      156,890          --                         156,890
Long-term investments.................................      128,618          --                         128,618
Advance to Universal..................................       44,808          --                          44,808
Inventories, net......................................      487,624          --                         487,624
Deferred charges and other............................      110,440       1,298                         111,738
                                                        -----------    --------    ----------       -----------
    Total assets......................................  $10,811,257    $389,844    $1,403,778       $12,604,879
                                                        ===========    ========    ==========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt..................  $    35,657    $     45                     $    35,702
Accounts payable, accrued and other current
  liabilities.........................................      231,604      75,626    $   10,000 (2)       317,230
Accounts payable, client accounts.....................      125,027          --                         125,027
Obligations for program rights and film costs.........      257,411          --                         257,411
Deferred revenue......................................      143,492       1,545                         145,037
Cable distribution fees payable.......................       34,886          --                          34,886
Other accrued liabilities.............................      450,383      80,326                         530,709
                                                        -----------    --------    ----------       -----------
    Total current liabilities.........................    1,278,460     157,542        10,000         1,446,002
                                                        -----------    --------    ----------       -----------
Long-term debt........................................      552,572       1,303                         553,875
Obligation for program rights and film costs..........      277,365          --                         277,365
Other long-term liabilities...........................      244,220          --                         244,220
Minority interest.....................................    4,915,889          --        28,527 (6)     4,944,416
Stockholders' equity..................................    3,542,751     230,999     1,596,250 (2)     5,139,001
                                                                                     (230,999)(3)
                                                        -----------    --------    ----------       -----------
    Total liabilities and stockholders' equity........  $10,811,257    $389,844    $1,403,778       $12,604,879
                                                        ===========    ========    ==========       ===========

                               USA NETWORKS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                     TWELVE MONTHS ENDED DECEMBER 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             USA           USA                      EXPEDIA                         USA
                                            OTHER       PRO FORMA                    OTHER         PRO FORMA     PRO FORMA
                              USA      TRANSACTIONS(4)   COMBINED   EXPEDIA(1)  TRANSACTIONS(4)   ADJUSTMENTS     COMBINED
                           ----------  ---------------  ----------  ----------  ---------------   ------------   ----------
NET REVENUES:

USA ENTERTAINMENT
  Cable and studios......  $1,530,464                   $1,530,464                                               $1,530,464
  Emerging networks......      20,332                       20,332                                                   20,332
  Filmed entertainment...      86,084                       86,084                                                   86,084

USA ELECTRONIC RETAILING
  Electronic retailing...   1,778,986                    1,778,986                                                1,778,986

USA INFORMATION AND
  SERVICES
  Ticketing operations...     518,565                      518,565                                                  518,565
  HRN....................     327,977                      327,977                                                  327,977
  Expedia................                                           $ 148,686      $  7,971                         156,657
  Teleservices...........     212,471     $ 69,649         282,120         --            --                         282,120
  Citysearch, Match.com
    and related..........      80,012           --          80,012         --            --                          80,012
  Electronic commerce
    solutions............      24,293           --          24,293         --            --                          24,293
  Styleclick.............      22,308        1,889          24,197         --            --                          24,197
                           ----------     --------      ----------  ---------      --------        ---------     ----------
    Total net revenues...   4,601,492       71,538       4,673,030    148,686         7,971                       4,829,687
                           ----------     --------      ----------  ---------      --------        ---------     ----------
OPERATING COSTS AND
  EXPENSES
  Cost of sales..........   2,072,901       54,489       2,127,390     61,116         2,386                       2,190,892
  Other costs............   1,730,789       18,553       1,749,342    121,065        11,030                       1,881,437
  Amortization of cable
    distribution fees....      36,322           --          36,322         --            --               --         36,322
  Non-cash distribution
    and marketing
    expense..............      11,512           --          11,512         --            --               --         11,512
  Non-cash compensation
    expense..............           0           --                     64,204            --               --         64,204
  Depreciation and
    amortization.........     693,642       16,133         709,775     53,187        13,175               -- (5)    776,137
                           ----------     --------      ----------  ---------      --------        ---------     ----------
    Total operating costs
      and expenses.......   4,545,166       89,175       4,634,341    299,572        26,591                       4,960,504
                           ----------     --------      ----------  ---------      --------        ---------     ----------

    Operating income
      (loss).............      56,326      (17,637)         38,689   (150,886)      (18,620)              --       (130,817)
  Interest income
    (expense), net.......     (34,218)        (740)        (34,958)     4,620          (159)              --        (30,497)
  Gain on sale of
    subsidiary stock.....     108,343           --         108,343                       --               --        108,343
  Miscellaneous..........     (59,046)          (2)        (59,048)        --            --               --        (59,048)
                           ----------     --------      ----------  ---------      --------        ---------     ----------
Earnings (loss) before
  income taxes and
  minority interest......      71,405      (18,379)         53,026   (146,266)      (18,779)              --       (112,019)
Income tax (expense).....    (112,869)       9,948        (102,921)        --            --               --       (102,921)
                                    0
Minority interest........     (47,124)     (34,151)        (81,275)        --            --           41,696 (6)    (39,579)
                           ----------     --------      ----------  ---------      --------        ---------     ----------
EARNINGS (LOSS) FROM
  CONTINUING
  OPERATIONS.............     (88,588)     (42,582)       (131,170)  (146,266)      (18,779)          41,696       (254,519)
Discontinued operations,
  net of tax.............     (59,395)          --         (59,395)        --            --               --        (59,395)
                           ----------     --------      ----------  ---------      --------        ---------     ----------
NET EARNINGS (LOSS)
  BEFORE PREFERRED STOCK
  DIVIDEND...............    (147,983)     (42,582)       (190,565)  (146,266)      (18,779)          41,696       (313,914)
Preferred stock
  dividends..............          --           --              --                       --          (13,059)(7)    (13,059)
                           ----------     --------      ----------  ---------      --------        ---------     ----------
NET EARNINGS (LOSS)
  AVAILABLE TO COMMON
  SHAREHOLDERS...........  ($ 147,983)    ($42,582)     ($ 190,565) ($146,266)     ($18,779)       $  28,637     ($ 326,973)
                           ==========     ========      ==========  =========      ========        =========     ==========
Loss per share from
  Continuing Operations
  Basic and diluted......  ($    0.25)                  ($    0.36)                                              ($    0.65)
                           ==========                   ==========                                               ==========
Net loss per common share
  before preferred stock
  dividend
  Basic and diluted......  ($    0.41)                  ($    0.52)                                              ($    0.80)
                           ==========                   ==========                                               ==========
Net loss available to
  common shareholders
  Basic and diluted......  ($    0.41)                  ($    0.52)                                              ($    0.84)
                           ==========                   ==========                                               ==========
Weighted average shares
  outstanding............     359,688                      366,045                                                  390,592
                           ==========                   ==========                                               ==========
Weighted average diluted
  shares outstanding.....     359,688                      366,045                                                  390,592
                           ==========                   ==========                                               ==========

                               USA NETWORKS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 30, 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           USA            USA                                     USA
                                                          OTHER        PRO FORMA                  PRO FORMA    PRO FORMA
                                            USA      TRANSACTIONS(4)    COMBINED    EXPEDIA(1)   ADJUSTMENTS   COMBINED
                                         ---------   ---------------   ----------   ----------   -----------   ---------
NET REVENUES:
USA ENTERTAINMENT
  Cable and studios....................  $ 881,854                     $  881,854                              $ 881,854
  Emerging networks....................     12,341                         12,341                                 12,341
  Filmed entertainment.................    113,567                        113,567                                113,567
USA ELECTRONIC RETAILING
  Electronic retailing.................    910,801                        910,801                                910,801
USA INFORMATION AND SERVICES
  Ticketing operations.................    314,007                        314,007                                314,007
  HRN..................................    243,588                        243,588                                243,588
  Expedia..............................                                              $135,696                    135,696
  Teleservices.........................    156,316                        156,316          --                    156,316
  Citysearch, Match.com and related....     43,982                         43,982          --                     43,982
  Electronic commerce solutions........     10,743                         10,743          --                     10,743
  Styleclick...........................      6,457                          6,457          --                      6,457
    Intersegment elimination...........     (6,531)                        (6,531)         --                     (6,531)
                                         ---------       -------       ----------    --------     --------     ---------
      Total net revenues...............  2,687,125            --        2,687,125     135,696           --     2,822,821
                                         ---------       -------       ----------    --------     --------     ---------
OPERATING COSTS AND EXPENSES
  Cost of sales........................  1,229,319                      1,229,319      41,248                  1,270,567
  Other costs..........................    978,069                        978,069      72,163                  1,050,232
  Amortization of cable distribution
    fees...............................     19,398                         19,398          --                     19,398
  Amortization of non-cash
    compensation.......................      4,163                          4,163      10,416                     14,579
  Non-cash distribution and marketing
    expense............................     14,648                         14,648          --                     14,648
  Depreciation and amortization........    284,129                        284,129      35,618             (5)    319,747
                                         ---------       -------       ----------    --------     --------     ---------
    Total operating costs and
      expenses.........................  2,529,726            --        2,529,726     159,445           --     2,689,171
                                         ---------       -------       ----------    --------     --------     ---------
  Operating income (loss)..............    157,399                        157,399     (23,749)                   133,650
  Interest income (expense), net.......    (24,331)                       (24,331)      1,781                    (22,550)
  Miscellaneous........................    (20,253)                       (20,253)         --                    (20,253)
                                         ---------       -------       ----------    --------     --------     ---------
Earnings (loss) before income taxes and
  minority interest....................    112,815                        112,815     (21,968)                    90,847
Income tax (expense) benefit...........    (49,290)      $ 1,005          (48,285)         --                    (48,285)
Minority interest......................    (91,186)       (3,148)         (94,334)         --     $  5,550(6)    (88,784)
                                         ---------       -------       ----------    --------     --------     ---------
EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS...........................    (27,661)       (2,143)         (29,804)    (21,968)       5,550       (46,222)
Discontinued operations:
Gain on disposal of broadcasting
  stations, net of tax.................     49,829            --           49,829          --           --        49,829
                                         ---------       -------       ----------    --------     --------     ---------
  Earnings (loss) before cumulative
    effect of accounting change........     22,168        (2,143)          20,025     (21,968)       5,550         3,607
Cumulative effect of accounting change,
  net of tax...........................     (9,187)           --           (9,187)         --           --        (9,187)
                                         ---------       -------       ----------    --------     --------     ---------
NET EARNINGS (LOSS) BEFORE PREFERRED
  STOCK DIVIDEND.......................     12,981        (2,143)          10,838     (21,968)       5,550        (5,580)
Preferred stock dividends..............         --            --               --          --       (6,530)(7)    (6,530)
                                         ---------       -------       ----------    --------     --------     ---------
NET EARNINGS (LOSS) AVAILABLE TO COMMON
  SHAREHOLDERS.........................  $  12,981       ($2,143)      $   10,838    ($21,968)    ($   980)    ($ 12,110)
                                         =========       =======       ==========    ========     ========     =========

                               USA NETWORKS, INC.

                         SIX MONTHS ENDED JUNE 30, 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           USA            USA                                     USA
                                                          OTHER        PRO FORMA                  PRO FORMA    PRO FORMA
                                            USA      TRANSACTIONS(4)    COMBINED    EXPEDIA(1)   ADJUSTMENTS   COMBINED
                                         ---------   ---------------   ----------   ----------   -----------   ---------
Loss per share from continuing
  operations
  Basic and diluted....................  ($   0.07)                    ($    0.08)                             ($   0.12)
                                         =========                     ==========                              =========
Earnings per share before cumulative
  effect of accounting change
  Basic and diluted....................  $    0.06                     $     0.05                              $    0.01
                                         =========                     ==========                              =========
Net earnings (loss) per common share
  before preferred stock dividend
  Basic and diluted....................  $    0.03                     $     0.03                              ($   0.01)
                                         =========                     ==========                              =========
Net earnings (loss) available to common
  shareholders
  Basic and diluted....................  $    0.03                     $     0.03                              ($   0.03)
                                         =========                     ==========                              =========
Weighted average shares outstanding....    372,085                        372,085                                396,632
                                         =========                     ==========                              =========
Weighted average diluted shares
  outstanding..........................    401,176                        401,176                                425,723
                                         =========                     ==========                              =========

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) Represents the financial position and results of operations for Expedia, which are based upon the financial position and results of operations of Expedia.

(2) Acquisition costs and the preliminary determination of the unallocated excess of merger consideration over net assets acquired are set forth below:

Value of equity securities expected to be issued by USA.....  $1,596,250
Estimated transaction costs.................................      10,000
                                                              ----------
Total acquisition costs.....................................   1,606,250
Less: majority ownership portion of net tangible assets
  acquired..................................................      84,393
                                                              ----------
Unallocated excess of merger consideration over net assets
  acquired preliminarily allocated to goodwill..............  $1,521,857
                                                              ==========

    Under the terms of the Expedia merger agreement, Expedia shareholders will have the option, subject to proration, to elect to exchange in a tax-free merger transaction each Expedia share for:

    - a fraction of a share of USA common stock ranging in value from $15.54 (if Microsoft is the only Expedia shareholder that elects to receive Expedia Class B common stock in the recapitalization of Expedia described in the Form S-4, referred to in this prospectus as the recapitalization) to $17.50 (if the maximum number of 37,500,000 shares of Expedia Class B common stock are issued in the recapitalization) if the measurement period value of a share of USA common stock ranges from $23.00 to $31.00. If the measurement period value is either greater than $31.00 or less than $23.00, the exact USA common stock exchange ratio will be based on the fraction obtained assuming the measurement period value was $31.00 or $23.00, respectively. The measurement period value for USA common stock is the average closing price of USA common stock over a ten consecutive trading-day period ending on the second trading day prior to the date of the annual meeting of Expedia shareholders

    - a fraction of a share of USA preferred stock ranging from 0.3892 (if Microsoft is the only Expedia shareholder that elects to receive Expedia Class B common stock in the recapitalization) to 0.3500 (if the maximum number of 37,500,000 shares of Expedia Class B common stock are issued in the recapitalization). Each share of USA preferred stock has a $50 face value, a 1.99% annual dividend, two votes per share, and is convertible at any time into USA common stock at a conversion price of $33.75 per USA share, subject to downward adjustment to the extent that the average share price of USA common stock over a ten trading-day period prior to conversion is greater than $35.10; and

    - a fraction of a USA warrant ranging from 0.3873 to 0.4524, the exact fractional amount to be based on a measurement period value for USA common stock ranging from $25.75 to $28.25 per share. The exact USA warrant exchange ratio will be based on the measurement period value for USA common stock as set forth in Annex F to the Form S-4. Each USA warrant has a seven-year term and an exercise price of $35.10 per share of USA common stock.

    Expedia shareholders who do not exchange their shares for USA securities will retain their shares of Expedia common stock and receive for each share of Expedia common stock held 0.1920 of a new Expedia warrant with a seven-year term and an exercise price of $52.00 per share. The amount reflects USA's attributable share of Expedia, after giving effect to the minority interest in Expedia.

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT PER SHARE DATA) (CONTINUED)

    The pro forma financial statements are prepared assuming that 37,500,000 shares of Expedia Class B common stock are issued in the recapitalization and the measurement period value of a share of USA common stock is between $23.00 and $31.00. As a result, the value of the USA common stock is assumed to be $17.50 per Expedia share.

    The value of the newly issued preferred shares and warrants to acquire USA and Expedia common stock were determined based upon internal valuations. The amount reflects USA's attributable share of Expedia, after giving effect to the minority interest in Expedia.

    In addition, USA will contribute $75 million in media time over five years, an option to participate in USA's proposed travel channel and an option to acquire NLG. Such amounts are not valued in the merger consideration and are not reflected in the pro forma combined condensed financial statements.

(3) Reflects the elimination of Expedia's historical equity.

(4) Reflects the pro forma results of other transactions completed by USA in 2000 and 2001. The transactions include the acquisitions of PRC and Styleclick by USA and the combination of TMCS and TM. All acquisitions, except the TMCS/TM combination, were accounted for under the purchase method of accounting. The TMCS/TM combination has been accounted for as entities under common control in a manner similar to a pooling of interest. See USA's Form 10-K for the year ended December 31, 2000 and Form 10-Q for the three and six months ended June 30, 2001 for more information on the USA transactions. The other transactions completed by Expedia in the twelve months ended December 31, 2000 include the acquisition of Travelscape and Vacation Spot on March 17, 2000. See Expedia's Annual Report on Form 10-K for the year ended June 30, 2001 filed with the Securities and Exchange Commission for more information on these transactions.

(5) The unallocated excess of acquisition costs over net assets acquired has been preliminarily allocated to goodwill. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", provides that goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead is required to be tested for impairment at least annually. In connection with finalizing the purchase price allocation, USA and Expedia are currently evaluating the fair value of assets acquired and liabilities assumed in the transaction. Following the conclusion of the evaluation, USA and Expedia will use this information to make a final allocation of the purchase price, including allocation to intangibles other than goodwill. Accordingly, the purchase accounting information is preliminary. USA recorded $568.0 million and $201.0 million of goodwill amortization during the year ended December 31, 2000 and the six months ended June 30, 2001, respectively. Expedia recorded $16.1 million and $10.2 million of goodwill amortization during the year ended December 31, 2000 and the six months ended June 30, 2001, respectively. No periodic amortization of goodwill will be recorded subsequent to December 31, 2001.

(6) Represents the minority interest in the financial position and the results of operations of Expedia, based upon a 74.7% expected equity ownership by USA of Expedia.

(7) Represents the 1.99% preferred stock dividend.

(8) Reflects the elimination of Expedia's historical intangible assets.

                          INDEPENDENT AUDITORS' REPORT


Expedia, Inc.
Bellevue, Washington

     We have audited the accompanying consolidated balance sheets of Expedia, Inc. and subsidiaries (the Company) as of June 30, 2001 and 2000, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. Our audits also included the financial statement schedule listed in the Index at page F-32. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                            /S/ DELOITTE & TOUCHE LLP

Seattle, Washington
July 27, 2001

                         EXPEDIA, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                               YEARS ENDED JUNE 30,
                                                                                     ---------------------------------------
                                                                                        1999          2000           2001
                                                                                     ---------      ---------      ---------
Agency revenues                                                                      $  24,677      $  59,534      $ 122,987
Merchant revenues                                                                           --         10,912         64,548
Advertising and other revenues                                                          14,022         24,185         34,685
                                                                                     ---------      ---------      ---------
Revenues                                                                                38,699         94,631        222,220
                                                                                     ---------      ---------      ---------
Cost of agency revenues (excluding recognition of stock-based compensation of
   $1,132 and $512 for the years ended June 30, 2000 and 2001)                          14,548         34,136         53,427
Cost of merchant revenues (excluding recognition of stock-based compensation of
   $1,198 and $542 for the years ended June 30, 2000 and 2001)                              --          3,369         17,567
Cost of advertising and other revenues (excluding recognition of stock-based
   compensation of $332 and $150 for the years ended June 30, 2000 and 2001)             1,402          2,643          3,280
                                                                                     ---------      ---------      ---------
Cost of revenues                                                                        15,950         40,148         74,274
                                                                                     ---------      ---------      ---------
Gross profit                                                                            22,749         54,483        147,946
                                                                                     ---------      ---------      ---------
Operating expenses:
     Product development (excluding recognition of stock-based compensation of
        $41,257 and $20,593 for the years ended June 30, 2000 and 2001)                 21,180         20,391         24,682
     Sales and marketing (excluding recognition of stock-based compensation of
        $5,077 and $2,338 for the years ended June 30, 2000 and 2001)                   14,888         65,701         90,159
     General and administrative (excluding recognition of stock-based compensation of $11,693 and $7,048 for the years ended
     June 30, 2000 and 2001)                                                             6,283         10,507         22,540
     Amortization of goodwill and intangibles                                               --         17,863         62,026
     Recognition of stock-based compensation                                                --         60,689         31,183
                                                                                     ---------      ---------      ---------
Total operating expenses                                                                42,351        175,151        230,590
                                                                                     ---------      ---------      ---------
Loss from operations                                                                   (19,602)      (120,668)       (82,644)
Net interest income and other                                                               --          2,353          4,591
                                                                                     ---------      ---------      ---------
Loss before provision for income taxes                                                 (19,602)      (118,315)       (78,053)
Provision for income taxes                                                                  --             --             --
                                                                                     ---------      ---------      ---------
Net loss                                                                             $ (19,602)     $(118,315)     $ (78,053)
                                                                                     =========      =========      =========
Net loss                                                                             $ (19,602)     $(118,315)     $ (78,053)
Other comprehensive loss:
     Currency translation adjustment                                                        --            231            (47)
                                                                                     ---------      ---------      ---------
Comprehensive loss                                                                   $ (19,602)     $(118,084)     $ (78,100)
                                                                                     =========      =========      =========
Basic and diluted net loss per common share                                                                        $   (1.65)
                                                                                                                   =========
Pro forma basic and diluted net loss per common share                                $   (0.59)     $   (3.11)
                                                                                     =========      =========
Weighted average shares used to compute basic and diluted net loss per common
   share                                                                                                              47,210
                                                                                                                   =========
Weighted average shares used to compute pro forma basic and diluted net loss per
   common share                                                                         33,000         38,044
                                                                                     =========      =========



                             See accompanying notes.

                         EXPEDIA, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                            JUNE 30,
                                                                                    ------------------------
                                                                                      2000            2001
                                                                                    ---------      ---------
ASSETS
Current assets:
     Cash and cash equivalents                                                      $  60,670      $ 182,161
     Accounts receivable, net of allowance of $100 and $513                            13,997         29,716
     Prepaid merchant bookings                                                          1,351         30,170
     Prepaid expenses and other current assets                                          5,101         11,642
                                                                                    ---------      ---------

          Total current assets                                                         81,119        253,689

Property and equipment, net                                                             6,446         16,778
Investment and restricted deposits                                                      7,064          1,298
Intangible assets, net                                                                 88,739         43,298
Goodwill, net                                                                          89,682         74,781
                                                                                    ---------      ---------
          Total assets                                                              $ 273,050      $ 389,844
                                                                                    =========      =========
LIABILITIES
Current liabilities:
     Accounts payable                                                               $  20,553      $  33,994
     Accrued expenses                                                                  16,582         40,831
     Due to Microsoft                                                                   2,392            801
     Deferred merchant bookings                                                        14,424         80,326
     Current portion of notes payable                                                     300             45
     Current portion of unearned revenue                                                6,746          1,545
                                                                                    ---------      ---------
          Total current liabilities                                                    60,997        157,542

Notes payable, net of current portion                                                   1,607          1,303
Unearned revenue, net of current portion                                                2,950             --
                                                                                    ---------      ---------
          Total liabilities                                                            65,554        158,845
                                                                                    ---------      ---------
Commitments and contingencies (Note 12)

STOCKHOLDERS' EQUITY
     Common stock, $.01 par value, 120,000 shares authorized, 44,489 and 50,176
        issued and outstanding                                                            445            502
     Preferred stock, $.01 par value, 10,000 shares authorized, none issued and
        outstanding                                                                        --             --
     Additional paid-in-capital                                                       369,446        437,903
     Unearned stock-based compensation                                                (49,261)       (16,172)
     Retained deficit                                                                (113,365)      (191,418)
     Accumulated other comprehensive income:
          Cumulative currency translation adjustment                                      231            184
                                                                                    ---------      ---------
          Total stockholders' equity                                                  207,496        230,999
                                                                                    ---------      ---------
          Total liabilities and stockholders' equity                                $ 273,050      $ 389,844
                                                                                    =========      =========

                             See accompanying notes.

                         EXPEDIA, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                      NET                                                                     CUMULATIVE
                                  CONTRIBUTION                                ADDITIONAL  UNEARNED             CURRENCY
                                     FROM     ACCUMULATED    COMMON STOCK      PAID-IN   STOCK-BASED RETAINED TRANSLATION
                                    MICROSOFT   DEFICIT     SHARES   AMOUNT    CAPITAL  COMPENSATION  DEFICIT  ADJUSTMENT   TOTAL
                                    ---------  ---------  --------- --------- --------- ------------ --------- ---------- ---------
Balance, June 30, 1998              $  67,070  $ (67,162)        --        --        --         --         --         --  $     (92)
     Net loss                                    (19,602)        --        --        --         --         --         --    (19,602)
     Net contribution from owner       18,019         --         --        --        --         --         --         --     18,019
                                    ---------  ---------  --------- --------- ---------  ---------  ---------  ---------  ---------
Balance, June 30, 1999                 85,089    (86,764)        --        --        --         --         --         --     (1,675)
     Net contribution from
        Microsoft                       6,252         --         --        --        --         --         --         --      6,252
     Conversion of Microsoft's net
        investment and additional
        contributed assets to
        common stock and paid-in
        capital                       (91,341)    91,714     33,000 $     330 $   3,376         --         --         --      4,079
     Proceeds from issuance of
        common stock, net of
        issuance costs                     --         --      5,980        60    76,586         --         --         --     76,646
     Proceeds from exercise of
        options                            --         --        576         6     1,590         --         --         --      1,596
     Capitalization of unearned
        stock-based compensation           --         --         --        --   111,630  $(111,630)        --         --         --
     Recognition of stock-based
        compensation                       --         --         --        --        --     60,689         --         --     60,689
     Forfeiture of stock-based
        compensation                       --         --         --        --    (1,680)     1,680         --         --         --
     Acquisition of Travelscape            --         --      2,654        26    96,305         --         --         --     96,331
     Acquisition of VacationSpot           --         --      2,279        23    81,639         --         --         --     81,662
     Net loss                              --     (4,950)        --        --        --         --  $(113,365)        --   (118,315)
     Other comprehensive income:
          Currency translation
             adjustment                    --         --         --        --        --         --         --  $     231        231
                                    ---------  ---------  --------- --------- ---------  ---------  ---------  ---------  ---------
Balance, June 30, 2000                     --         --     44,489       445   369,446    (49,261)  (113,365)       231    207,496
     Proceeds from issuance of
        common stock, and common
        stock warrants                     --         --      3,851        38    62,496         --         --         --     62,534
     Proceeds from exercise of
        options                            --         --      1,836        19     7,867         --         --         --      7,886
     Recognition of stock-based
        compensation                       --         --         --        --        --     31,183         --         --     31,183
     Forfeiture of stock-based
        compensation                       --         --         --        --    (1,906)     1,906         --         --         --
     Net loss                              --         --         --        --        --         --    (78,053)        --    (78,053)
     Other comprehensive income:
          Currency translation
            adjustment                     --         --         --        --        --         --         --        (47)       (47)
                                    ---------  ---------  --------- --------- ---------  ---------  ---------  ---------  ---------
Balance, June 30, 2001              $      --  $      --     50,176 $     502 $ 437,903  $ (16,172) $(191,418) $     184  $ 230,999
                                    =========  =========  ========= ========= =========  =========  =========  =========  =========

                             See accompanying notes.

                         EXPEDIA, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                               YEARS ENDED JUNE 30,
                                                                                     ---------------------------------------
                                                                                        1999           2000           2001
                                                                                     ---------      ---------      ---------
Operating activities:
      Net loss                                                                       $ (19,602)     $(118,315)     $ (78,053)
     Adjustments to reconcile net loss to net cash used by operating activities:
          Depreciation and amortization                                                    778          2,816          6,686
          Recognition of stock-based compensation                                                      60,689         31,183
          Amortization of goodwill and intangibles                                                     17,863         62,026
     Cash provided (used) by changes in operating assets and liabilities, net of effects of purchases of Travelscape.com and VacationSpot.com:
          Accounts receivable                                                            2,089         (7,598)       (15,776)
          Due to Microsoft                                                                              1,992         (1,591)
          Prepaid merchant bookings                                                                       513        (28,819)
          Prepaid expenses and other current assets                                        360         (5,085)        (6,541)
          Accounts payable and accrued expenses                                            754         20,604         37,238
          Deferred merchant bookings                                                                   (7,719)        65,902
          Unearned revenue                                                              (1,748)         3,306         (8,768)
                                                                                     ---------      ---------      ---------
               Net cash (used)/provided by operating activities                        (17,369)       (30,934)        63,487
                                                                                     ---------      ---------      ---------
Investing activities:
     Additions to property and equipment                                                  (650)        (5,184)       (17,018)
     Cash acquired from acquisition of Travelscape.com, net of acquisition
        costs                                                                                          11,137           (903)
     Cash acquired from acquisition of VacationSpot.com, net of acquisition
        costs                                                                                           7,699           (272)
     (Funding)/return of restricted deposits, net                                                      (3,720)         6,383
                                                                                     ---------      ---------      ---------
               Net cash (used)/provided by investing activities                           (650)         9,932        (11,810)
                                                                                     ---------      ---------      ---------
Financing activities:
     Repayment of notes payable                                                                        (7,132)          (559)
     Net proceeds from issuance of common stock and warrants                                           76,646         62,534
     Net proceeds from exercise of options                                                              1,596          7,886
     Net contribution from Microsoft                                                    18,019         10,331             --
                                                                                     ---------      ---------      ---------
               Net cash provided by financing activities                                18,019         81,441         69,861
                                                                                     ---------      ---------      ---------
Effect of foreign exchange rates changes on cash and cash equivalents                                     231            (47)
                                                                                     ---------      ---------      ---------
Net increase in cash and cash equivalents                                                   --         60,670        121,491
Cash and cash equivalents at beginning of period                                            --             --         60,670
                                                                                     ---------      ---------      ---------
Cash and cash equivalents at end of period                                           $      --      $  60,670      $ 182,161
                                                                                     =========      =========      =========
SUPPLEMENTAL DISCLOSURES TO CASH FLOW STATEMENTS:
     Cash paid for interest                                                          $      --      $     111      $      64
     Unearned stock-based compensation                                                                111,630
     Forfeiture of stock-based compensation                                                             1,680          1,906
     Acquisition of Travelscape.com                                                                    95,566
     Acquisition of VacationSpot.com                                                                   81,662
     Cost-based investments received                                                                                     617


                             See accompanying notes.

                         EXPEDIA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   DESCRIPTION OF BUSINESS

     In October 1996, Microsoft Corporation ("Microsoft") launched its online travel services product called Expedia. Since that launch, Expedia, Inc. (the "Company") has become a leading provider of branded online travel services for leisure and business travelers. The Company operates eight websites, located at Expedia.com, Expedia.co.uk. Expedia.de, Expedia.ca, Travelscape.com, VacationSpot.com, LVRS.com and Rent-a-Holiday.com. The Company's goal is to sell the broadest possible array of travel services to the broadest possible range of customers around the world. This encompasses providing real-time access to schedule, pricing and availability information for booking reservations for airlines, hotels, rental cars, and cruises. The Company sells these reservations both individually or as components of dynamically assembled packaged travel vacations and trips. In addition, the Company provides travel content on its websites which provide travelers information about travel destinations, maps, and other useful travel information.

     The Company was incorporated in the state of Washington on August 23, 1999. On October 1, 1999, Microsoft separated the assets and contributed them in exchange for 33,000,000 shares of Expedia common stock or 100% of the outstanding common stock at that date. Concurrent with this, the Company entered into a number of agreements with Microsoft to facilitate the operation of the Company and its assets after the separation.

     On November 10, 1999, the Company completed an initial public offering in which it sold 5,890,000 shares of common stock at a price of $14.00 per share, raising $83.7 million in gross proceeds. After deducting $5.3 million in aggregate underwriters' discounts and commissions and $1.8 million in related expenses, net proceeds from this offering totaled $76.6 million. Microsoft's interest has since been further diluted as a result of option exercises, a private placement of shares, and shares issued in conjunction with acquisitions.

     In March 2000, the Company acquired both Travelscape.com, Inc. ("Travelscape"), a Delaware corporation based in Las Vegas, Nevada, and VacationSpot.com, Inc. ("VacationSpot"), a Delaware corporation based in Seattle, Washington. Travelscape is a leading branded Internet hotel wholesaler and packager with discounted rate contracts with hotel and travel suppliers worldwide. Inventory from those suppliers is not only available on the Travelscape.com and LVRS.com websites it operates but also on the various Expedia websites. VacationSpot is a leading reservation network for vacation homes, rental condominiums, inns and bed & breakfasts around the world. The VacationSpot.com and Rent-a-Holiday.com websites, acquired as part of the acquisition, offer unique properties in vacation destinations and countries worldwide and operate as independent websites and have links from Expedia's other websites.

     The Company classifies revenues into three categories: agency, merchant and advertising and other. Agency revenues are derived from travel related sales transactions where the Company receives commissions and fees from travel suppliers. Merchant revenues come from travel related sales transactions where the Company both purchases from the supplier and sells to the customer the requested travel service. In addition, the Company derives revenues from advertisements on its websites. The Company has also licensed components of its technology and editorial content to selected airlines and American Express as a platform for their websites. Both advertising and licensing revenues are categorized as "Advertising and Other" revenues in the Company's consolidated statements of operations and comprehensive loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying consolidated financial statements present the results of operations, balance sheets, changes in stockholders' equity and cash flows applicable to the operations of the Company. Prior to October 1, 1999, the financial statements of the Company were derived from the historic books and records of Microsoft.

                         EXPEDIA, INC. AND SUBSIDIARIES

During this period, the Company did not maintain certain corporate support functions. For purposes of preparing the accompanying financial statements, certain Microsoft corporate costs were allocated to the Company using the allocation methods described in Note 9.


BUSINESS COMBINATIONS

     All business combinations have been accounted for under the purchase method of accounting for which the Company includes the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their fair value at the date of acquisition. The excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired is included in goodwill in the accompanying consolidated balance sheets.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid instruments purchased with original maturities of 90 days or less to be cash equivalents.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Property and equipment, consisting mainly of leasehold improvements, furniture and equipment and computer equipment, is depreciated using the straight-line method over the estimated useful life of the assets ranging from 1 to 5 years. The building is depreciated using the straight-line method over 37 years.

     Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Gains or losses from asset disposals are charged to operations.

CAPITALIZED SOFTWARE COSTS

     In accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized certain direct costs incurred developing internal use software. During 2001, the Company capitalized $0.6 million of internal software development costs. These costs are being amortized using the straight-line method over the estimated useful life ranging from 3 to 5 years, beginning when the software is ready for use. The Company has recorded amortization expense of $40,000 for the year ended June 30, 2001.

                         EXPEDIA, INC. AND SUBSIDIARIES

     In addition, the Company has capitalized $5.5 million of website development costs for the year ended June 30, 2001 in accordance with the Company's July 1, 2000 implementation of Emerging Issues Task Force (EITF) Issue No. 00-02, Accounting for Website Development Costs. These costs are being amortized using the straight-line method over a one year useful life, beginning with the release of the website enhancements to which these costs pertained. The Company has recorded amortization expense of $1.5 million for the year ended June 30, 2001.

     These amounts are included in property and equipment in the accompanying consolidated balance sheets.


INVESTMENT AND RESTRICTED DEPOSITS

     The Company had an agreement with a bank to extend letters of credit to certain hotel properties to secure payment for the potential purchase of blocks of hotel rooms. Refer to Note 7 for a discussion of the letter of credit arrangement. If the Company were to default on the payment of a block of rooms, the hotel would exercise the letter of credit. The Company has placed $2.6 million and $0.1 million of certificates of deposit as security under this arrangement as of June 30, 2000 and 2001, respectively. In certain cases, in lieu of a letter of credit, the Company has directly deposited money with the hotels. These amounts totaled $0.4 million and $0.2 million as of June 30, 2000 and 2001, respectively. Both the certificates of deposit and the direct deposits with the hotels are restricted and are included in investments and restricted deposits in the accompanying consolidated balance sheets.

     As of June 30, 2000, the Company had an agreement with a fulfillment partner which required the Company to place on deposit with the fulfillment partner an amount to cover the lag time between when airline costs are incurred by the fulfillment partner and when the Company reimburses these costs. The Company had deposited $3.9 million with the fulfillment partner as of June 30, 2000. This deposit was restricted and included in investments and restricted deposits in the accompanying consolidated balance sheets. The contract was amended during the year ended June 30, 2001 and a deposit is no longer required.

     During the 2001 fiscal year, in two content and distribution agreements, the Company received equity as compensation. The fair market value assigned to the equity received was $0.6 million. The investments are being accounted for on the cost basis.


INTANGIBLE ASSETS AND GOODWILL

     Intangible assets consist primarily of acquired developed technology, customer lists, trademarks, workforce, property manager relationships and goodwill, which are stated at cost. Intangible assets are amortized on a straight-line basis over the estimated useful life of the assets, ranging from two to four years. Goodwill is amortized on a straight-line basis over five years. Amortization of intangible assets totaled $12.4 million and $41.7 million and amortization of goodwill totaled $5.5 million and $20.3 million for the years ended June 30, 2000 and 2001, respectively.

VALUATION OF LONG-LIVED ASSETS

     The carrying values of intangibles assets, goodwill and other long-lived assets are reviewed on a regular basis to determine whether there has been any impairment of these assets and the appropriateness of their remaining useful lives. Management considers whether specific events have occurred in determining whether long-lived assets are impaired at each balance sheet date. The determination of whether an impairment exists is based on any excess of the carrying value over the expected future cash flows, as estimated through undiscounted cash flows, excluding interest charges. Any resulting necessary impairment charge would be measured based on the difference between the carrying value of the asset and its fair value, as estimated through expected future

                         EXPEDIA, INC. AND SUBSIDIARIES
discounted cash flows, discounted at a rate of return for an alternate investment. Based on its most recent analysis, the Company believes no material impairment exists at June 30, 1999 and 2000. At June 30, 2001, the Company recorded a loss of $0.4 million related to the sale of an office building in Las Vegas, Nevada held-for-sale in order to reduce the carrying value to fair market value. The Company has leased replacement office space in Las Vegas.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts for the Company's cash and cash equivalents, certificates of deposits, accounts receivable and accounts payable approximate fair value. The fair market value for notes payable approximates their fair market value.


CERTAIN RISKS AND CONCENTRATIONS

     The Company is potentially subject to a concentration of credit risk from its accounts receivable. The Company maintained an allowance for potential credit losses of $0.1 million and $0.5 million at June 30, 2000 and 2001, respectively.

     During the year ended June 30, 2000, the Company recorded a one-time charge of $4.1 million related to the use of fraudulent credit cards on its websites. The Company has expensed additional amounts to the reserve in fiscal year 2000 and 2001. The balance of the reserve was $4.6 million and $2.6 million at June 30, 2000 and 2001, respectively.

     The Company's business is subject to other risks and uncertainties common to growing technology-based companies, including rapid technological change, growth and commercial acceptance of the Internet, dependence on third-party technology, challenges to patents, new service introductions and other activities of competitors, dependence on key personnel, international expansion, and limited operating history.


REVENUE RECOGNITION

     Agency revenues are derived from airline ticket transactions, hotel, cruise, and car rental reservations. Airline ticket transactions make up the substantial majority of these revenues. This revenue represents both commissions and fees related to the sale of airline tickets. Airline ticket commissions are determined by individual airlines and billed and collected through the Airline Reporting Corporation, an industry-administered clearinghouse. Fees from the sale of airline tickets also include revenues from the Company's global distribution partner and Express Fee revenues where the Company charges customers for processing and delivering a paper ticket via express mail if they choose not to have an electronic ticket or an electronic ticket is not available. In addition, certain contracts with suppliers contain override commissions typically related to achieving targets.

     The Company recognizes agency revenues on air transactions when the reservation is made and secured by a credit card. A cancellation allowance is not necessary because the Company receives a cancellation fee from the airlines covering the Company's lost commissions. The Company recognizes agency revenues on hotel, cruise and car rental reservations either on an accrual basis for payments from a commission clearinghouse or on receipt of commissions from an individual supplier. Override commissions are recognized at the end of each period based upon the Company's attainment of a certain target level.

     Merchant revenues are derived from transactions where the Company is the merchant of record and determines the ticket price or room rate. Agreements with hotels for blocks of rooms that the Company sells generate the majority of the Company's total merchant revenues. The Company does not have purchase

                         EXPEDIA, INC. AND SUBSIDIARIES
obligations for unsold hotel rooms or airlines tickets. Generally, the Company is able to return the unsold room or airline tickets within several days of the stay or flight. The Company has adopted EITF Issue No. 99-19, Reporting Revenue Gross as a Principal verses Net as an Agent, during the 2001 fiscal year. As a result, all merchant transactions are recorded on the consolidated statement of operations and comprehensive loss at the net amount. Previously, the Company reported on a gross basis whereby the gross booking was reported as revenue and the amount the Company paid to the supplier was reported as part of the cost of revenue. All prior period information has been adjusted to reflect the netting of these amounts. Recognition of merchant revenue occurs when the actual flight or stay occurs. For the Company's merchant air business, the cost of the airline ticket is paid by the Company to the airlines via the Airlines Reporting Corporation within a week after the customer purchases the ticket from the Company. This cost to the Company is treated as prepaid merchant bookings on the consolidated balance sheet until the flight occurs, when it is then applied against the customer purchase in order to record revenue on a net basis. Cash paid by the consumer at the time the reservation is booked for merchant air and hotel transactions are treated as deferred merchant bookings on the consolidated balance sheet until the flight or hotel stay occurs, when it is then applied against the cost in order to record revenue on a net basis.

     The Company recognizes advertising revenues ratably over the advertising period, depending on the terms of the advertising contract. Fees from the listing of lodging properties on the VacationSpot.com and Rent-A-Holiday.com websites are recognized ratably over the term of the listing.

     Software license revenue recognition policies are in compliance with American Institute of Certified Public Accountants (AICPA) SOP 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, With Respect to Certain Transactions. The fixed portion of the fees from the licensing of software to airline and corporate customers is recognized ratably over the lives of the contracts. Transaction-based fees are recognized when the transaction occurs.


PRODUCT DEVELOPMENT

     Product development costs consist primarily of payroll and related expenses for website and software maintenance, enhancements and development and are expensed as incurred unless it is a major enhancement which enhances the website functionality or software development project which is capitalized as internal use software.


ADVERTISING COSTS

     The cost of advertising is expensed as incurred. For the years ended June 30, 1999, 2000 and 2001, the Company incurred advertising expense of $11.9 million, $38.1 million and $56.9 million, respectively.


FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company's foreign subsidiaries is the local currency. Assets and liabilities of foreign subsidiaries are translated into US dollars at year-end exchange rates, and revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are included in accumulated other comprehensive income, a separate component of stockholders' equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, which have been insignificant, are included in the consolidated statements of operations and comprehensive loss.


INCOME TAXES

     The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                         EXPEDIA, INC. AND SUBSIDIARIES

STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option and is recognized and expensed over the vesting period on an accelerated basis. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123.

     In March 2000, the FASB issued Interpretation No. (FIN) 44, Accounting for Certain Transactions Involving Stock Compensation, as an interpretation of APB
25. FIN 44 has been adopted by the Company as of July 1, 2000. FIN 44 does not change APB No. 25's intrinsic value method, under which compensation expense is generally not recognized for grants of stock options to employees with an exercise price equal to the market price of the stock at the date of grant, but is has narrowed its application. The adoption of FIN 44 did not have any impact on the consolidated financial statements.


COMPREHENSIVE INCOME

     Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by stockholders and distributions to stockholders. For the years ended June 30, 1999, 2000 and 2001, there were insignificant differences, consisting solely of foreign currency translation adjustments, between the Company's comprehensive loss and its net loss.


NET LOSS PER SHARE

     Net loss per share and pro forma net loss per share has been computed in accordance with SFAS No. 128, Earnings per Share. Pro forma net loss per share has also been computed in accordance with SAB No. 98 to reflect the pro forma effect of the Company's capitalization. Under the provisions of SFAS No. 128 and SAB No. 98, basic pro forma net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding, using the pro forma effect of the conversion of the net contribution from owner as if the shares issued to capitalize the Company were outstanding over the entire period for which the pro forma net loss per share has been computed. Net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding. Common stock equivalent shares related to stock options, warrants and shares subject to repurchase are excluded from the calculation as their effect is anti-dilutive. Accordingly, basic and diluted loss per share are equivalent.

                         EXPEDIA, INC. AND SUBSIDIARIES

     Basic and diluted net loss per share and pro forma basic and diluted net loss per share is as follows (in thousands, except per share amount):


                                                                                             YEARS ENDED JUNE 30,
                                                                                     -------------------------------------
                                                                                       1999         2000           2001
                                                                                     --------     ---------      ---------
Net loss                                                                             $(19,602)    $(118,315)     $ (78,053)
                                                                                     ========     =========      =========
Basic and diluted net loss per common share                                                                      $   (1.65)
                                                                                                                 =========
Pro forma basic and diluted net loss per common share                                $  (0.59)    $   (3.11)
                                                                                     ========     =========
Weighted average shares used to compute basic and diluted net loss per
   common share                                                                                                     47,210
Weighted average shares used to compute pro forma basic and diluted net
   loss per common share                                                               33,000        38,044
Antidilutive securities not included in pro forma basic and diluted net loss per common shares:

     Contingently issuable common stock                                                               1,272            918
                                                                                                  =========      =========
     Options to purchase common stock                                                                 3,238          8,249
                                                                                                  =========      =========
     Warrants to purchase common stock                                                                   74             44
                                                                                                  =========      =========

RECENT ACCOUNTING PRONOUNCEMENTS

     The EITF reached consensus on Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, which establishes indicators to determine the statement of operations' presentation of revenue. The Company adopted this consensus during the year ending June 30, 2001. The Company has reported revenues on a net basis and all prior periods have been reclassified to conform to the new presentation. EITF No. 99-19 did not have any effect on the Company's financial position, cash flow, gross profit or net loss.

     The EITF reached consensus on Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, which establishes how a seller of goods should classify in the income statement amounts billed to customers for shipping and handling and related costs. The Company has adopted this consensus during the year ended June 30, 2001. The Company has reported Express Fees revenues as agency revenues and the related costs as cost of agency revenues. Express Fees revenues are charged to customers for processing and delivering a paper ticket via express mail if the customer chooses not to have an electronic ticket or an electronic ticket is available.

     In December 1999, the United States Securities and Exchange Commission
(SEC) released Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which was applied in the year ended June 30, 2001. SAB No. 101 provides guidance on revenue recognition and the SEC staff's views on the application of accounting principles to selected revenue recognition issues. The adoption of SAB No. 101 did not have a material impact on the consolidated financial statements.

     The Company has adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, beginning July 1, 2000. The Company has not held derivative financial instruments at any time, therefore, this pronouncement did not have any impact on the consolidated financial statements.

     In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires all business

                         EXPEDIA, INC. AND SUBSIDIARIES
combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed annually for impairment or more frequently if impairment indicators arise. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective July 1, 2002, but may adopt the new statement beginning July 1, 2001. The Company is currently evaluating the effects that adoption of the provisions of SFAS No. 142 will have on its results of operations and financial position. As of June 30, 2001, the Company had goodwill and intangible assets, net of accumulated amortization, of approximately $74.8 million and $43.3 million, respectively, which would be subject to the transitional provisions of SFAS No. 142. Amortization expense was $62.0 million and $17.9 million for the years ended June 30, 2001 and 2000, respectively.


SEGMENT INFORMATION

     The Company reports segment information based on the management approach which designates the internal reporting that is used by management for making operating decisions and assessing performance as the source of the Company's reportable operating segments. The Company also discloses information about products and services and geographical areas.


RECLASSIFICATIONS

     Certain reclassifications have been made to prior year balances to conform to the current year presentation.

3.    PROPERTY AND EQUIPMENT, NET

     The costs of property and equipment consist of the following at June 30:
(in thousands):


                                                               JUNE 30,
                                                       ------------------------
                                                         2000            2001
                                                       --------        --------
Land                                                   $    416        $    416
Building                                                  1,285           1,285
Furniture and equipment                                   2,105           4,437
Software                                                                  8,414
Computer equipment                                        3,611           9,102
Leasehold improvements                                    1,153           1,934
                                                       --------        --------
                                                          8,570          25,588
Accumulated depreciation and amortization                (2,124)         (8,810)
                                                       --------        --------
Property and equipment, net                            $  6,446        $ 16,778
                                                       ========        ========

                         EXPEDIA, INC. AND SUBSIDIARIES

4.    INTANGIBLE ASSETS AND GOODWILL, NET

     A summary of intangible assets as of June 30 is as follows (in thousands):


                                                             JUNE 30,
                                                   ----------------------------
                                                      2000               2001
                                                   ---------          ---------
     Supplier relationships                        $  26,200          $  26,200
     Trademarks and tradenames                        20,300             20,300
     Distribution agreements                          24,900             24,900
     Other                                            29,700             26,000
                                                   ---------          ---------
                                                     101,100             97,400
     Accumulated amortization                        (12,361)           (54,102)
                                                   ---------          ---------
     Intangible assets, net                        $  88,739          $  43,298
                                                   =========          =========


     A summary of goodwill as of June 30 is as follows (in thousands):

                                                             JUNE 30,
                                                   ----------------------------
                                                      2000               2001
                                                   ---------          ---------
     Cost                                          $  95,184          $ 100,568
     Accumulated amortization                         (5,502)           (25,787)
                                                   ---------          ---------
     Goodwill, net                                 $  89,682          $  74,781
                                                   =========          =========


5.    ACQUISITIONS

     The Company acquired Travelscape on March 17, 2000 by issuing approximately
3.0 million shares, stock options and warrants of the Company in exchange for all outstanding shares, stock options and warrants of Travelscape. The total value of the shares, stock options and warrants exchanged was approximately $96 million. VacationSpot was also acquired on March 17, 2000 by issuing approximately 2.6 million shares and stock options of the Company in exchange for all of the outstanding shares and stock options of VacationSpot. The total value of the shares and stock options exchanged was approximately $82 million. Commencing March 18, 2000, the Company has included the results of operations of Travelscape and VacationSpot in its consolidated results of operations.

     The Company has accounted for these transactions under the purchase method of accounting in accordance with the APB Opinion No. 16. Under the purchase method of accounting, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The estimated fair values are final and the assessment of fair value was performed by an independent appraiser. Certain intangible assets have been identified and capitalized as part of these transactions.

     The following table summarizes the purchase accounting for the acquisitions (in thousands):


                                       TRAVELSCAPE   VACATIONSPOT       TOTAL
                                       -----------   ------------     ---------
     Current and long term assets       $  21,459      $  10,320      $  31,491
     Intangibles and goodwill             123,432         73,959        197,968
     Liabilities assumed                  (46,670)          (729)       (47,688)
                                        ---------      ---------      ---------
     Net assets acquired                   98,221         83,550        181,771
     Less: acquisition costs               (2,655)        (1,888)        (4,543)
                                        ---------      ---------      ---------
     Purchase price                     $  95,566      $  81,662      $ 177,228
                                        =========      =========      =========

                         EXPEDIA, INC. AND SUBSIDIARIES

     The following table presents the results of operations of the Company on a pro forma basis. These results are based on the individual historic results of the Company, Travelscape and VacationSpot and reflect adjustments to give effect to the acquisitions as if they had occurred at the beginning of the earliest period presented (in thousands):


                                                                                         YEAR ENDED JUNE 30,
                                                                                      ------------------------
                                                                                        1999            2000
                                                                                      ---------      ---------
                                                                                             (UNAUDITED)
     Revenues                                                                         $  39,238      $ 113,644
                                                                                      ---------      ---------
     Gross profit                                                                        27,873         67,667
                                                                                      ---------      ---------
     Operating expenses (excluding stock compensation charge and amortization
        of goodwill and intangibles)                                                     64,400        129,867
                                                                                      ---------      ---------
     Stock compensation charge and amortization of goodwill and intangibles              62,127        123,883
                                                                                      ---------      ---------
     Other income/(expense)                                                              (1,154)           628
                                                                                      ---------      ---------
     Net loss                                                                         $ (99,808)     $(185,455)
                                                                                      =========      =========
     Pro forma basic and diluted net loss per common share                            $   (2.72)     $   (4.56)
                                                                                      =========      =========
     Weighted average shares used to compute pro forma basic and diluted net loss
        per common share                                                                 36,756         40,645
                                                                                      =========      =========


6.    NOTES PAYABLE

     A summary of notes payable is as follows (in thousands, except monthly installment amounts):


                                                                                                        JUNE 30,
                                                                                                  --------------------
                                                                                                    2000         2001
                                                                                                  -------      -------
First mortgage note payable in average monthly installments of $8,010, at an interest rate of prime plus 1.75% per annum (9.75% as of June 30, 2001),
   maturity date of June 30, 2017, secured by real property                                       $   785      $   765

First mortgage note payable in average monthly installments of $4,722, at an interest rate of
   6.85% per annum, maturity date of November 11, 2017, secured by real property                      584          567

Second mortgage note payable in monthly installments of $321 at an interest rate of prime plus 1.75% per annum (9.75% as of June 30, 2001), maturity date of
   June 30, 2007, secured by real property                                                             19           16

Notes payable in monthly installments of $6,544, at an interest rate of 9.90% annum,
   maturity date of May 31, 2001, secured by various equipment                                         69           --

Notes payable in monthly installments of $10,892, at an interest rate of 10.5% per annum,
   maturity date of October 31, 2003, secured by various equipment                                    366           --

Notes payable in monthly installments of $7,429, at an interest rate of 11.45% per annum,
   maturity date of June 1, 2001, secured by various equipment                                         84           --
                                                                                                  -------      -------
                                                                                                    1,907        1,348
Less: current portion                                                                                (300)         (45)
                                                                                                  -------      -------
                                                                                                  $ 1,607      $ 1,303
                                                                                                  =======      =======

                         EXPEDIA, INC. AND SUBSIDIARIES

     The aggregate maturities of notes payable for each of the five years subsequent to June 30, 2001 are as follows (in thousands):

                                 2002 ........ $   45
                                 2003 ........     49
                                 2004 ........     53
                                 2005 ........     59
                                 2006 ........     64
                           Thereafter ........  1,078
                                               ------
                                               $1,348


7.    LETTERS OF CREDIT

     At June 30, 2000, the Company had $2.6 million of letters of credit outstanding. These letters of credit were issued to various hotel properties for the purpose of securing payment to the properties for the cost of merchant hotel rooms. The letters of credit were fully collateralized with restricted certificates of deposit.

     In December 2000, the Company entered into a one year, $7 million letter of credit facility. This facility enabled the Company to terminate existing letters of credit that were fully secured with restricted certificates of deposit, thereby freeing up this cash. As of June 30, 2001, the Company had $5.2 million of outstanding letters of credit drawn against this facility. Collateral for the new facility is in the form of a guarantee from Microsoft. If Microsoft's investment in Expedia were to fall below 50%, then the Company would be required to collateralize the outstanding letters of credit with cash deposits equaling 105% of the letters of credit's face value in exchange for the release of the Microsoft guarantee. Microsoft's percentage ownership of the shares outstanding at June 30, 2001 was approximately 67%. At June 30, 2001, no claims have been made against any letters of credit. Refer to Note 14 for subsequent events.


8.    INCOME TAXES

     Effective October 1, 1999, the Company entered into a tax allocation agreement with Microsoft. On March 18, 2000, Microsoft's investment in the Company fell below 80% ownership. As such, from March 18, 2000 onward, the Company must file a separate tax return. Based on the tax allocation agreement, the Company may be reimbursed by Microsoft for tax losses incurred during the period from October 1, 1999 to March 17, 2000 that are utilized on the Microsoft consolidated U.S. federal tax return. As of June 30, 2001, the Company has received no such reimbursement from Microsoft. Reimbursements of approximately $2.5 million are expected to be received from Microsoft under this agreement. Any reimbursement from Microsoft will be recorded as a capital contribution.

     At June 30, 2001, the Company has a net operating loss carryforward of approximately $85 million for federal income tax purposes. The net operating loss carryforwards begin to expire in 2017. Of this amount, $5 million is the amount available to the Company from the period ended March 17, 2000. In addition, $31 million of the loss carryforward is from acquired companies, the utilization of which in each carryforward year may be limited by the Internal Revenue Code. Under the tax allocation agreement with Microsoft, the Company must pay Microsoft for a portion of the tax savings resulting from the exercise of certain stock options. The Company will pay Microsoft approximately $36 million under this agreement when the tax savings are utilized on the Company's tax return. The Company has not utilized the tax savings as of June 30, 2001. Reimbursements to Microsoft will be recorded as a capital distribution.

                         EXPEDIA, INC. AND SUBSIDIARIES

     Because of the Company's limited operating history, losses incurred to date and the difficulty in accurately forecasting long-term future results, the Company has applied a valuation allowance equivalent to the expected tax benefit from its net operating loss carryforward and other deferred tax assets. As a result, the Company has not recorded a benefit for current federal and state income taxes or a related deferred tax asset. Management evaluates, on a quarterly basis, the recoverability of the deferred tax assets and the level of the valuation allowance.

     The Company's deferred tax assets and liabilities are comprised of the following (in thousands):


                                                              JUNE 30,
                                                       -----------------------
                                                         2000           2001
                                                       --------       --------
     Deferred tax assets:
          Unearned revenue                             $  1,742       $ 12,457
          Other                                             213            642
          Net operating loss                                 --         29,691
                                                       --------       --------
               Total deferred tax assets                  1,955         42,790
                                                       --------       --------
     Deferred tax liabilities:
          Prepaid expenses                                   --         10,761
          Other                                              --            117
                                                       --------       --------
               Total deferred tax liabilities                --         10,878
                                                       --------       --------

     Total deferred tax net assets                        1,955         31,912
     Valuation allowance                                 (1,955)       (31,912)
                                                       --------       --------
               Total                                   $     --       $     --
                                                       ========       ========


     The following table reconciles the U.S. statutory rate to the Company's effective tax rate:

                                                              JUNE 30,
                                                       -----------------------
                                                         2000           2001
                                                       --------       --------
     U. S. statutory rate                                  35.0 %         35.0 %
     Recognition of stock-based compensation              (15.6)%          3.0 %
     Amortization of goodwill and intangibles              (5.2)%        (27.8)%
     Change in valuation allowance                        (14.2)%        (10.2)%
                                                       --------       --------
     Effective rate                                         0.0 %          0.0 %
                                                       ========       ========


9. RELATED PARTY TRANSACTIONS

     As discussed in Note 2, prior to October 1, 1999, the financial statements of the Company reflect certain allocated corporate support costs from Microsoft. Such allocations and charges are based on a percentage of total corporate costs for the services provided, based on factors such as headcount, revenue, gross asset value, or the specific level of activity directly related to such costs.

     Management believes that the allocation methods used are reasonable and reflective of the Company's proportionate share of such expenses and are not materially different from those that would have been incurred on a stand-alone basis.

                         EXPEDIA, INC. AND SUBSIDIARIES

     Costs prior to October 1, 1999 representing allocations from Microsoft (in thousands):


                                                          YEAR ENDED JUNE 30,
                                                       -------------------------
                                                         1999              2000
                                                       -------           -------
Revenues                                               $    --               $--
Cost of revenues                                         2,147               924
Product development                                      6,727               557
Sales and marketing                                        998             1,497
General and administrative                               5,754             2,086
                                                       -------           -------
Net expense                                            $15,626           $ 5,064
                                                       =======           =======


     Revenues and costs representing charges from the services agreement, as discussed in Note 12, and other agreements with Microsoft (in thousands):


                                                         YEARS ENDED JUNE 30,
                                                     --------------------------
                                                       2000              2001
                                                     --------          --------
     Revenues                                        $    131          $    339
     Cost of revenues                                  (2,209)           (2,747)
     Product development                               (1,820)           (1,640)
     Sales and marketing                               (1,630)           (5,682)
     General and administrative                        (1,680)           (1,589)
                                                     --------          --------
     Net expense                                     $ (7,208)         $(11,319)
                                                     ========          ========

     On August 25, 2000, the Company issued 3,011,293 shares of common stock and warrants to purchase an additional 602,259 shares of the Company's common stock to TCV IV, L.P. and TCV IV Strategic Partners, L.P. (collectively, TCV) in exchange for approximately $50.0 million in cash. As a result of the investment, the founding general partner of Technology Crossover Ventures and managing member of Technology Crossover Management IV, L.L.C. (which is the general partner of TCV), became a director of Expedia. On that same date, the Company issued 602,258 shares of common stock and warrants to purchase an additional 120,452 shares of the Company's common stock to Microsoft in exchange for approximately $10.0 million in cash.

     The Company has additional contracts with Microsoft. Refer to Note 12.


10. EMPLOYEE BENEFITS

     Employees participate in stock-based compensation and savings plans that are administered through the Company and involve options to acquire the Company's stock. For the period prior to October 1, 1999, employees participated in the Microsoft stock-based compensation and savings plans and involve options to acquire Microsoft stock. Accordingly, options and expense information presented herein represents only the Company's plans.


AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

     In October 1999, the Board of Directors of the Company adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") for all eligible employees. A total of 300,000 shares of common stock have been reserved for issuance under the Purchase Plan, which qualifies under Section 423 of the Internal Revenue Code. The first offering period commenced on January 1, 2000. Through June 30, 2001, 237,000 shares have been issued under this plan.

                         EXPEDIA, INC. AND SUBSIDIARIES

     Under the plan, shares of the Company common stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first day or the last day of each six-month period. Employees may purchase shares having a value not exceeding 10% of their gross compensation during an offering period.

401(K) SAVINGS PLAN

     In October 1999, the Board of Directors of the Company adopted the 401(k) savings plan which qualifies under section 401(k) of the Internal Revenue Code. Participating employees may defer up to 15% of pretax salary, but not more than statutory limits. The Company contributes 50 cents for each dollar a participant contributes, with a maximum contribution of 3% of a participant's earnings. One of the investment options under the plan is Company stock.

     Additionally, under provisions of the plan, participating employees may make whole percentage after-tax contributions of up to 7% of their compensation subject to the maximum annual amounts allowable by the Internal Revenue Service. Participant's contributions and all earnings thereon are 100% vested at all times. Employer matching contributions for the first two years of qualified service vest 100% after two years of qualified service, and are 100% vested at all times thereafter.

     For the fiscal years ended June 30, 2000 and 2001, the Company has expensed approximately $0.2 million and $0.8 million of employer matching contributions to the 401(k) savings plan.


STOCK OPTION PLANS

     In October 1999, the Board of Directors of the Company adopted the following stock plans:

          1999 AMENDED AND RESTATED STOCK OPTION PLAN (THE "STOCK OPTION PLAN"). At June 30, 2001, a total of approximately 27,579,000 shares of common stock has been reserved for issuance under the Stock Option Plan for grants to employees, officers and employee directors of non-statutory stock options.

          1999 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS (THE "DIRECTORS' PLAN"). A total of 135,000 shares of common stock has been reserved for issuance under the Directors' Plan, which sets a maximum of 10,000 shares for which options may be granted to any one non-employee director in any year, except that 15,000 shares may be granted in the year in which the director is first elected.

          The Stock Option Plan and Directors' Plan provide nonqualified stock options to directors, officers and employees. The option exercise price is generally the fair market value at the date of grant. Options granted under the Stock Option Plan generally vest over four and one-half years and expire seven years from the date of grant. Options granted under the Directors' Plan generally vest over one year and expire 10 years from date of grant.

          MICROSOFT OPTION CONVERSIONS. On the completion of the initial public offering of the Company, unvested options to purchase Microsoft common stock held by the Company's employees were cancelled and new options to acquire the Company's common stock were issued. The new options had terms, vesting schedules, and in-the-money value comparable to the cancelled options. These stock option issuances were deemed to be new grants and created non-cash compensation expense for the difference between the option exercise price and the fair market value of the common stock at the date of grant. The non-cash charge of $111.6 million is being amortized over the vesting period of the new options, ranging from one month to 54 months in accordance with FIN No. 28. The unearned stock-based compensation will be fully amortized by December 2004. The total of 27,579,000 shares of common stock reserved under the Stock Option Plan includes the issuance of 13,668,525 options to replace the cancelled unvested Microsoft options.

                         EXPEDIA, INC. AND SUBSIDIARIES

     Outstanding options to purchase common stock of the Company held by the Company's employees were as follows:


                                                                           WEIGHTED
                                                                           AVERAGE
                                                      NUMBER               EXERCISE
                                                    OUTSTANDING              PRICE
                                                    -----------           ---------
Balance, June 30, 1999                                       --                  --
Granted                                               2,115,557           $   16.94
Transfers in from Microsoft                          13,668,525           $    5.83
Exercised                                              (577,794)          $    2.77
Cancelled and transfers out                            (396,592)          $    9.43
                                                    -----------
Balance, June 30, 2000                               14,809,696           $    7.36
Granted                                               3,589,050           $   14.74
Exercised                                            (1,835,731)          $    4.30
Cancelled and transfers out                            (651,827)          $   13.45
                                                    -----------
Balance, June 30, 2001                               15,911,188           $    9.12
                                                    ===========



                                                                      OPTIONS EXERCISABLE AT
                          OPTIONS OUTSTANDING AT JUNE 30, 2001            JUNE 30, 2001
                     --------------------------------------------  ---------------------------
                                                      WEIGHTED
                                         WEIGHTED      AVERAGE                       WEIGHTED
                                         AVERAGE      REMAINING                      AVERAGE
   RANGE OF              NUMBER          EXERCISE    CONTRACTUAL     NUMBER          EXERCISE
EXERCISE PRICES        OUTSTANDING         PRICE     LIFE (YEARS)  OUTSTANDING         PRICE
----------------      ------------       ---------   ------------  -----------       ---------

$ 0.01--$ 0.01              3,334        $    0.01        5.71          3,334        $    0.01
$ 1.58--$ 2.18          3,449,703        $    2.14        3.61      2,718,390        $    2.14
$ 2.19--$ 7.23          4,007,790        $    4.92        4.37      1,735,488        $    4.79
$ 7.55--$10.88          3,112,518        $    9.30        5.02        781,864        $    8.41
$10.92--$20.25          4,535,357        $   14.84        5.67        535,859        $   13.70
$20.38--$29.88            646,711        $   24.47        5.87         79,542        $   24.44
$32.19--$48.19            141,975        $   37.50        6.18         12,325        $   41.83
$48.75--$48.75             13,800        $   48.75        5.44          3,450        $   48.75
                       ----------                                  ----------
$ 0.01--$48.75         15,911,188        $    9.12        4.78      5,870,252        $    5.22
                       ==========                                  ==========


                                                                                      YEAR ENDED JUNE 30,
                                                                                     --------------------
                                                                                       2000        2001
                                                                                     ---------  ---------
Weighted average exercise price of options granted with exercise price less than
   the fair value of the stock on the date of grant                                  $    5.83  $      --
                                                                                     =========  =========
Weighted average exercise price of options granted with exercise prices equal to
   the fair value of the stock on the date of grant                                  $   16.94  $   14.74
                                                                                     =========  =========

     At June 30, 2001, approximately 9,255,000 shares and 50,000 shares remain reserved and available for grant under the Stock Option Plan and Director's Plan, respectively.

     Under SFAS No. 123, employee stock options are valued at the grant date using the Black-Scholes valuation model and compensation cost is recognized ratably over the vesting period. Had compensation cost for the Company's stock option plan been determined based on the Black-Scholes value at the grant dates for awards as prescribed under SFAS No. 123, the pro forma net loss for the 2000 and 2001 fiscal years would have been approximately $131.4 million and $98.5 million and the pro forma basic and diluted net loss per share would have been approximately $3.45 per share and $2.09 per share.

                         EXPEDIA, INC. AND SUBSIDIARIES

     The Company calculated the fair value of each option grant at the date of grant using the Black-Scholes pricing model assuming an expected life of five years, risk-free interest rate ranging from 4.64% to 6.18%, expected volatility of 85%, and a dividend rate of 0%.

11.   WARRANTS TO PURCHASE COMMON STOCK

     The Company exchanged warrants with Travelscape as part of the Travelscape acquisition (see Note 5) and the Company issued warrants to TCV and Microsoft in August 2000 (see Note 9). Outstanding warrants to purchase shares of common stock at June 30, 2001 are as follows:


      YEAR OF EXPIRATION            EXERCISE PRICE           SHARES
      ------------------            --------------           ------
           8/25/2005                    $16.60              722,711
           6/1/2009                     $25.71                6,613
           6/10/2009                    $25.71                5,187
          12/12/2009                    $44.79               62,240
                                                            -------
                                                            796,751
                                                            =======


12. COMMITMENTS AND CONTINGENCIES

     The Company has multi-year agreements with certain travel service providers that make available the services accessed through the Company's website. Under these agreements, the Company pays monthly service fees to the service providers based on the volume of activity. The Company expenses these amounts as the services are provided.

     In April 2001, the Company extended its services agreement with Microsoft whereby Microsoft provides the Company with administrative and operational services. The original term of the services agreement was through December 31, 2000. We entered into an amended and restated services agreement, effective January 1, 2001, which was further amended as of July 1, 2001. We will enter into a second amended and restated services agreement in connection with the USA transaction (see note 14). The second amended and restated services agreement will extend through September 30, 2002 subject to termination by Microsoft in certain circumstances with respect to services provided by Microsoft to Expedia which Microsoft determines in good faith, after consultation with USA and Expedia, it is inappropriate for Microsft to provide to an unaffiliated third party. Fees are being paid to Microsoft for the services under this agreement on either an estimated or actual cost reimbursement.

     In June 2001, the Company signed an amended and restated carriage and cross promotion agreement with Microsoft under which the Company will receive premium placement on Microsoft's MSN.com website in the United States and other international Microsoft sites such as MSN UK, MSN Canada, and MSN Germany. Microsoft will receive annual fixed fees and monthly performance fees. The performance fees are based on a percentage of the average gross profit earned in each transaction generated from the users of the MSN.com websites. The annual fees paid may be credited against the performance fees if certain performance thresholds are not met. This agreement is for a four year term and will terminate on June 30, 2005.

     On January 9, 2001, the Company settled two patent infringement lawsuits with Priceline.com Incorporated (Priceline.com). Under the settlement, the Company entered into a royalty arrangement with Priceline.com. This arrangement did not have a material impact on the Company's financial position or results of operations.

     On June 5, 2001, the first of a series of class action complaints alleging violations of Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 was filed in the Southern District of New York against the Company, certain of its officers and directors and certain underwriters of the Company's initial public offering. The complaint alleges that the prospectus pursuant to which shares were sold in the IPO was false or misleading in that it failed to disclose (i) that the underwriters allegedly were paid commissions by certain customers in return for receiving shares in the IPO and (ii) that certain of the

                         EXPEDIA, INC. AND SUBSIDIARIES
underwriters' customers allegedly agreed to purchase additional shares of the Company in the aftermarket in return for an allocation of shares in the IPO. Plaintiffs contend that, as a result of those omissions from the prospectus, the price of the Company stock was artificially inflated between November 9, 1999 and October 12, 2000 and that the defendants are liable for unspecified damages to those persons who purchased the Company stock during that period. The Company intends to defend this matter vigorously.

     In addition to the matters discussed above, the Company is subject to various legal proceedings and claims, including the securities class action, that arise in the ordinary course of business. Management believes that the resolution of all such matters discussed above will not have a material impact to the Company's financial position, results of operations or cash flows.


OPERATING LEASES

     The Company has entered into leasing arrangements relating to equipment leases and office spaces in Bellevue, Washington, Las Vegas, Nevada, Brussels, Belgium, Paris, France and Toronto, Canada which are classified as operating leases. Future minimum lease payments on non-cancelable operating leases are as follows at June 30, 2001 (in thousands):


                                    PROPERTY          EQUIPMENT
                                     LEASES             LEASES            TOTAL
                                    --------          ----------         -------
2002 ..............................  $ 4,065           $    42           $ 4,107
2003 ..............................    4,255                42             4,297
2004 ..............................    4,090                32             4,122
2005 ..............................    2,956                --             2,956
2006 ..............................    1,734                --             1,734
Thereafter ........................      645                --               645
                                     -------           -------           -------
                                     $17,745           $   116           $17,861
                                     =======           =======           =======

     Rent expense was $0, $0.8 million and $3.5 million for the years ended June 30, 1999, 2000 and 2001, respectively.

13. SEGMENT INFORMATION

     The Company has five reportable segments: Transportation, Destinations, Advertising, International and Corporate. The Transportation segment serves primarily as an agent for U.S.-originated airline tickets and car rentals. The Destinations segment generates most of its revenues from U.S.-originated hotel bookings where the Company acts as merchant of record. The Advertising segment sells advertisements on the domestic websites. The International segment generates most of its revenues as agency revenues from airline tickets, car rentals and hotel bookings on the United Kingdom, Germany, Belgium and Canada websites. The Corporate segment generates revenues from the licensing to the Company's airline and corporate customers, and generates expenses consisting of the amortization of goodwill and intangibles, recognition of stock-based compensation and certain corporate headquarters costs.

     Segment information is presented in accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and disclosures of revenue and operating loss based upon internal accounting methods.

                         EXPEDIA, INC. AND SUBSIDIARIES

     Management evaluates each segment's performance based upon income or loss from operations. This involved significant allocations of various expenses to the non-Corporate segments. These allocations are primarily based on transaction volumes and other metrics.

     The segment information for the year ended June 30, 2001 is as follows (in thousands):


                               TRANSPORTATION  DESTINATIONS  ADVERTISING   INTERNATIONAL   CORPORATE       TOTAL
                               --------------  ------------  -----------   -------------   ---------      ---------
FOR THE YEAR ENDED JUNE 30,
2001:
Revenues                          $ 113,196     $  67,580     $  11,089     $   9,827      $  20,528      $ 222,220
                                  =========     =========     =========     =========      =========      =========
Depreciation and amortization     $     790     $   2,719     $     191     $     606      $  64,006      $  68,312
                                  =========     =========     =========     =========      =========      =========
Income (loss) from operations     $  13,978     $   8,350     $   4,143     $ (17,901)     $ (91,214)     $ (82,644)
                                  =========     =========     =========     =========      =========      =========

     These segments were developed by management for the first time for the quarter ended September 30, 2000. As such, prior to that quarter, the Company's financial reporting systems reflected one segment. As a result, no comparative segment information is provided as it is impracticable to do so.

     Assets of the segments are not relevant for management of the business. However, depreciation and amortization expense, excluding amortization of goodwill and intangibles that has been exclusively allocated to the Corporate segment, has been allocated to the five segments for these segment disclosures based on a usage metric. There are no reconciling items between the segment information indicated above to the consolidated statements of operations, nor are there any inter-segment revenues.

     The Company has allocated revenues from external customers to geographic areas by selling location. The Transportation, Destinations and Advertising segments derive revenues from the Company's U.S. websites and the International segment derives revenues from the Company's international websites.

14.   SUBSEQUENT EVENTS

     On July 16, 2001, the Company announced that it had entered into a merger agreement with Microsoft and USA Networks, Inc. (USAI), among others, whereby USAI has agreed to acquire up to 37,500,000 shares of Expedia common stock, representing a controlling interest in the Company. In connection with the transaction, the Company will create a Class B common stock with fifteen votes per share. Following the completion of the recapitalization of Expedia's common stock, which will take place immediately prior to the merger, and the completion of the merger, USAI is expected to hold all Class B common shares and hold over 90% of the voting interest in the Company. As part of the agreement, Microsoft will elect to exchange all 33,602,258 of its Expedia shares and all 120,452 of its warrants in exchange for a package of USAI securities (described below), subject to a ratable reduction depending upon the number of elections made by other shareholders. Under the terms of the transaction agreements, the Company's shareholders may elect to either retain their common stock in the Company and receive 0.192 warrants to purchase the Company's common stock per common share or exchange their shares of the Company's common stock for a package of USAI securities consisting of USAI common stock, USAI convertible redeemable preferred stock and warrants to acquire USAI common stock at a specified conversion ratio (subject to adjustment in certain circumstances). Also, under the terms of the transaction agreements, the Company's employee option holders and in, certain cases, the Company's existing warrant holders will receive 0.192 warrants per option or warrant. Warrants granted to each employee option holder will have the same vesting schedule as such employee's unvested options.

     As part of the transaction, USAI will contribute $75 million in media time on its media outlets to the Company over a five year period following closing. In addition, the Company will acquire an option to participate in a new television channel to be developed by USAI called the USA Travel Channel. As well, the Company will be granted a two-year option to purchase USAI's equity interest in the National Leisure Group (NLG) Currently, NLG supplies cruise travel products to the Company. On July 16, 2001, USAI announced that it had entered into an agreement to acquire 100% of NLG. The option would allow the Company to purchase USAI's 100% interest in NLG at USAI's original acquisition cost.

     The completion of the transaction is subject to Expedia stockholder and regulatory approvals. The Company anticipates incurring significant costs for investment banking, legal, and accounting services in order to complete this transaction. The Company anticipates completing the transaction by December 2001.

     USAI holds approximately 90% of the voting rights in Hotel Reservations Network, Inc. (HRN), a competitor of the Company. USAI has announced publicly that HRN and the Company will continue to operate independently despite being controlled by a common parent.

     Subsequent to year end, a Hosting Services Agreement and an Amended and Restated Map Server License Agreement have been entered into between Microsoft and the Company.

                         EXPEDIA, INC. AND SUBSIDIARIES

           SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                  June 30,2001
                                 (in thousands)


                                                                                ADDITIONS
                                                                                ---------
                                                       BALANCE AT
                                                      BEGINNING OF   CHARGED TO COSTS  CHARGED TO OTHER                 BALANCE AT
                   DESCRIPTION                            PERIOD        AND EXPENSES        ACCOUNTS      DEDUCTIONS   END OF PERIOD
                   -----------                            ------        ------------        --------      ----------   -------------
FISCAL YEAR ENDED JUNE 30, 2001
Allowance for doubtful accounts ......................   $  100           $ 1,060             $  --        $  (647)        $  513
Credit card chargeback reserve .......................    4,585             1,586                --         (3,586)         2,585

FISCAL YEAR ENDED JUNE 30, 2000
Allowance for doubtful accounts ......................   $  100           $    --             $  --        $    --         $  100
Credit card chargeback reserve .......................       --             6,946                --         (2,361)         4,585

FISCAL YEAR ENDED JUNE 30,1999
Allowance for doubtful accounts ......................   $  100           $    --             $  --        $    --         $  100
Credit card chargeback reserve .......................       --                --                --             --             --

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses expected to be incurred in connection with the distribution of the securities being registered, other than underwriting or broker discounts and commissions. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fees.


                                                                  TO BE PAID BY
                                                                  THE REGISTRANT
Securities and Exchange Commission filing fee...................  $18,327.51
Legal fees and expenses.........................................  $25,000
Accounting fees and expenses....................................  $25,000
Miscellaneous...................................................  $ 5,000
         Total..................................................  $73,327.51

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The registrant's Restated Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The registrant's Amended and Restated By-Laws provide that the directors, officers and certain other persons will be indemnified with respect to third-party actions, suits, investigations or proceedings provided that any such person has met the applicable standard of conduct set forth in the Delaware General Corporation Law described below. The registrant's Amended and Restated By-Laws further provide that directors, officers and certain other persons will be indemnified with respect to actions or suits initiated by such person only if such action was first approved by the board of directors. The registrant's Amended and Restated By-Laws allow the registrant to pay all expenses incurred by a director, officer, employee or agent in defending any proceeding within the scope of the indemnification provisions as such expenses are incurred in advance of its final disposition, upon an undertaking by such party to repay such expenses, if it is ultimately determined that such party was not entitled to indemnity by the registrant. The registrant believes that these arrangements are necessary to attract and retain qualified persons as directors and officers.

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that he was a director, officer or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.  EXHIBITS

         See exhibit index.

ITEM 17.  UNDERTAKINGS

A.       The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D.       The undersigned registrant hereby undertakes that:

         (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A under the Securities Act and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

         (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 23, 2001.

                                           USA Networks, Inc.


                                           By: /s/ Barry Diller
                                              ----------------------------------
                                              Barry Diller
                                              CHAIRMAN OF THE BOARD AND
                                              CHIEF EXECUTIVE OFFICER


                                POWER OF ATTORNEY

         We, the undersigned officers and directors of USA Networks, Inc., hereby severally and individually constitute and appoint Julius Genachowski, Michael Sileck and William Severance, and each of them, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments to this registration statement on Form S-3 and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents or each of them to any and all such amendments and instruments.

                                     * * * *
Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities set forth below on August 23, 2001.

       SIGNATURE                                     TITLE
       ---------                                     -----

/s/ Barry Diller
-----------------------               Chairman of the Board, Chief
      Barry Diller                    Executive Officer and Director

/S/ William Severance
-----------------------               Vice President and Controller
   William Severance                  (Chief Accounting Officer)

/s/ Victor A. Kaufman
-----------------------               Vice Chairman and Director
   Victor A. Kaufman

/s/ Michael Sileck
-----------------------               Senior Vice President and Chief
    Michael Sileck                           Financial Officer

/s/ Paul G. Allen
-----------------------                           Director
    Paul G. Allen

/s/ Edgar Bronfman, Jr.
-----------------------                           Director
    Edgar Bronfman, Jr.

/s/ Anne M. Busquet
-----------------------                           Director
    Anne M. Busquet

/s/ Philippe Germond
-----------------------                           Director
    Philippe Germond

/s/ Donald R. Keough
-----------------------                           Director
    Donald R. Keough

/s/ Georg Kofler
-----------------------                           Director
    Georg Kofler

/s/ Marie-Josee Kravis
-----------------------                           Director
    Marie-Josee Kravis

/s/ Pierre Lescure
-----------------------                           Director
    Pierre Lescure

/s/ Jean-Marie Messier
-----------------------                           Director
    Jean-Marie Messier

/s/ William D. Savoy
-----------------------                           Director
    William D. Savoy

/s/ H. Norman Schwarzkopf
---------------------------                       Director
    H. Norman Schwarzkopf

/s/ Diane Von Furstenberg
---------------------------                       Director
    Diane Von Furstenberg

                                  EXHIBIT INDEX

EXHIBIT
NUMBER          DESCRIPTION
------          -----------

    4.1 Form of Specimen of Certificate for the Registrant's Common Stock, incorporated by reference to Exhibit 4.6 to the Registrant's Form 10-K, December 31, 1997.
    4.2 Provisions of the Registrant's Restated Certificate of Incorporation that define the rights of security holders of the Registrant, are incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, dated February 23, 1998.
    4.3 Provisions of the Registrant's Amended and Restated Bylaws that define the rights of security holders of the Registrant, are incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, dated January 9, 1998.
    5.1         Opinion of Joanne Hawkins, Associate General Counsel to the
                Registrant.
   23.1         Consent of Ernst & Young LLP.
   23.2         Consent of Deloitte & Touche LLP.
   23.3 Consent of Joanne Hawkins, Associate General Counsel to the Registrant (included in Exhibit 5.1 above).
   24.1 Powers of Attorney (set forth on the signature pages of this Registration Statement).